Exhibit No. 2.1
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
among
GETINGE AB,
DAVINCI MERGER SUB, INC.
and
DATASCOPE CORP.
Dated as of September 15, 2008

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		Page

Section 8.14.	No Recourse	54
Section 8.15.	Determinations by the Company	54
Section 8.16.	Certain Definitions	54

ANNEX

Annex I	Conditions to the Offer
EXHIBITS

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit C	Form of Bylaws of the Surviving Corporation

v

DEFINED TERMS
Acquisition Proposal	38
Acquisition Transaction	38
Action	44
Affiliate Transaction	24
Affiliates	54
After Consultation	37
Agreement	1
Appointment Time	6
Appraisal Rights	13
Business Day	54
Certificate of Merger	8
Certificates	11
Closing	8
Closing Date	8
COBRA	22
Code	13
Company	1
Company Approvals	17
Company Benefit Plans	21
Company Board of Directors	1
Company Bylaws	7
Company Certificate	7
Company Change in Recommendation	39
Company Disclosure Letter	15
Company Employees	40
Company Financial Advisor	28
Company Foreign Plan	54
Company Governing Documents	7
Company IPR	27
Company Material Adverse Effect	54
Company Material Contracts	28
Company Permits	20
Company Preferred Stock	15
Company Recommendation	4
Company SEC Documents	18
Company Stock Option	14
Company Stock Plans	56
Company’s EVH Business	43
Confidentiality Agreement	36
Continuing Directors	7
Contracts	56
control	54
D&O Insurance	44
DGCL	1

Director Deferred Share	14
Dissenting Shares	13
Effective Time	8
Employment Compensation Arrangement	56
Environmental Law	56
Environmental Permit	56
ERISA	22
ERISA Affiliate	56
Evaluation Materials	36
Exchange Act	2
Expiration Date	3
Financing	31
Financing Commitments	31
GAAP	19
Governmental Entity	17
Hazardous Substance	56
HSR Act	41
HSR Condition	Annex I-1
HSR Termination Fee	49
Indemnified Party	44
Initial Expiration Date	3
Intellectual Property Rights	56
Knowledge	56
Law	20
Laws	20
Leased Real Property	27
Lien	18
Materially Burdensome Condition	43
Merger	1
Merger Agreement	Annex I-3
Merger Consideration	11
Merger Option	5
Merger Option Shares	5
Minimum Condition	1
Multiemployer Plan	22
Nasdaq Marketplace Rules	5
New Plans	40
Notice of Recommendation Change	39
Offer	1
Offer Documents	3
Offer Price	1
Offer to Purchase	2
Old Plans	41
orders	57
Owned Assets	27
Parent	1

Parent Board of Directors	48
Parent Disclosure Letter	29
Parent Material Adverse Effect	29
Paying Agent	11
PBGC	23
Permitted Liens	57
person	57
Person	57
Proxy Statement	9
Purchaser	1
Purchaser Common Stock	11
Regulation M-A	3
Regulatory Law	57
Release	57
Representatives	36
Restricted Shares	14
Rights	15
Rights Agreement	57
Sarbanes-Oxley Act	19
Schedule 14D-9	5
Schedule TO	3
SEC	3
Securities Act	18
Series A Preferred Stock	15
Shares	1
Short Form Threshold	10
Special Meeting	9
Stockholder Approval	46
Subsidiaries	57
Superior Proposal	38
Surviving Corporation	7
Tax	25
Tax Return	26
Taxes	25
Termination Date	33
Termination Fee	49
Transactions	1
Voting Agreements	2

          AGREEMENT AND PLAN OF MERGER, dated as of September 15, 2008 (this “Agreement”), by and among Getinge AB, a Swedish Aktiebolag (“Parent”), DaVinci Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and Datascope Corp., a Delaware corporation (the “Company”).
Background:
          WHEREAS, the Board of Directors of each of Parent, Purchaser and the Company has approved, and deems it advisable and in the best interests of their respective stockholders to consummate the acquisition of the Company by Parent upon the terms and subject to the conditions set forth herein;
          WHEREAS, in furtherance thereof and pursuant to this Agreement, Purchaser has agreed to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”), together with the associated Rights, at a price per Share of $53.00 (such amount or any different amount per Share that may be paid pursuant to the Offer and the terms and conditions of this Agreement being hereinafter referred to as the “Offer Price”), subject to any withholding of Taxes required by law, net to the seller in cash;
          WHEREAS, following the consummation of the Offer, upon the terms and subject to the conditions set forth in this Agreement, Purchaser will be merged with and into the Company with the Company as the Surviving Corporation (the “Merger,” and together with the Offer and the other transactions contemplated by this Agreement, the “Transactions”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), whereby each issued and outstanding Share not owned directly or indirectly by Parent, Purchaser or the Company will be converted into the right to receive the Offer Price in cash;
          WHEREAS, the Board of Directors of the Company (the “Company Board of Directors”) has unanimously, on the terms and subject to the conditions set forth herein, (i) determined that the Transactions contemplated by this Agreement are fair and in the best interests of its stockholders, (ii) approved and declared advisable this Agreement and the Transactions contemplated hereby, including the Offer and the Merger, and (iii) determined to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser and, to the extent applicable, adopt this Agreement;
          WHEREAS, the Board of Directors of the Parent and Purchaser have, on the terms and subject to the conditions set forth herein, approved and declared advisable this Agreement and the Transactions contemplated hereby, including the Offer and the Merger;
          WHEREAS, Parent, Purchaser and the Company desire to (i) make certain representations and warranties in connection with the Transactions, (ii) make certain covenants and agreements in connection with the Transactions, and (iii) prescribe various conditions to the Transactions.
           WHEREAS, as a condition and inducement to Parent and Purchaser entering into this Agreement, concurrently with the execution of this Agreement, Lawrence Saper, the

          Chairman and Chief Executive Officer of the Company, is entering into a voting agreement with Parent (the “Voting Agreements”), substantially in the form attached hereto as Exhibit A, pursuant to which Mr. Saper has irrevocably agreed, among other things, to tender Shares and vote in favor of the adoption of this Agreement all Shares owned beneficially or of record by Mr. Saper.
          NOW, THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:
ARTICLE I
THE OFFER AND THE MERGER
     Section 1.1. The Offer.
          (a) Provided that this Agreement shall not have been terminated in accordance with Section 7.1, as promptly as practicable (and in any event within ten (10) Business Days from the date hereof), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) the Offer to purchase for cash all Shares at the Offer Price, subject to the satisfaction, or waiver by Parent or Purchaser, of the other conditions and requirements set forth in Annex I.
          (b) Subject to Section 1.1(a), Purchaser shall (and Parent shall cause Purchaser to) consummate the Offer in accordance with its terms and accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as promptly as practicable. The Offer Price payable in respect of each Share validly tendered and not withdrawn pursuant to the Offer shall be paid net to the Seller in cash subject to withholding as provided in Section 2.2(e).
          (c) The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement and the other conditions and requirements set forth in Annex I. Parent and Purchaser expressly reserve the right to increase the Offer Price or to make any other changes in the terms and conditions of the offer; provided, however, that unless otherwise provided by this Agreement or as previously approved by the Company in writing, Parent and Purchaser shall not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) impose conditions to the Offer that are different from, or in addition to, the conditions set forth in Annex I, (v) waive the Minimum Condition as defined in Annex I, (vi) amend any of the conditions to the Offer set forth in Annex I in a manner adverse to the holders of the Shares or (vii) extend the expiration of the Offer in a manner other than as required by this Agreement.
          (d) Unless extended pursuant to and in accordance with the terms of this Agreement, the Offer shall expire at midnight (New York City time) on the date that is twenty (20)

          Business Days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (the “Initial Expiration Date”) or, in the event the Initial Expiration Date has been extended pursuant to, and in accordance with this Agreement, the date to which the Offer has been so extended (the Initial Expiration Date, or such later date to which the Initial Expiration Date has been extended pursuant to and in accordance with this Agreement, is referred to as the “Expiration Date”).
          (e) The Offer shall be extended from time to time as follows:
          (i) Offer Conditions Not Satisfied. If on or prior to any then scheduled Expiration Date, all of the conditions to the Offer (including the conditions and requirements set forth in Annex I) shall not have been satisfied, or waived by Parent or Purchaser if permitted hereunder, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for successive periods of five (5) Business Days each in order to permit the satisfaction of such conditions, or any lesser period ending on June 15, 2009 (the “Initial Outside Date”), if any such five-day extension would otherwise end after the Initial Outside Date.
          (ii) If all conditions to the Offer are satisfied (including the conditions and requirements set forth in Annex I), but the number of Shares that have been validly tendered and not withdrawn in the Offer, together with any Shares owned by Parent, is less than 90% of the outstanding shares of the Company, Purchaser shall have the right in its sole discretion, to commence a subsequent offering period (as provided in Rule 14d-11 under the Exchange Act).
          (iii) Required by Applicable Law or NASDAQ. Purchaser shall extend the Offer for any period or periods required by applicable law, rule, regulation, interpretation or position of the SEC (or its staff) or NASDAQ.
          (f) Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except in the event that this Agreement is terminated pursuant to Section 7.1. In the event that this Agreement is terminated pursuant to Section 7.1, Purchaser shall (and Parent shall cause Purchaser to) promptly (and in any event within twenty four (24) hours of such termination), irrevocably and unconditionally terminate the Offer.
          (g) As soon as practicable after the commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall file with the Securities and Exchange Commission (the “SEC”), pursuant to Regulation M-A under the Exchange Act (“Regulation M-A”), a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”). The Schedule TO shall include, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (collectively, together with any amendments and supplements thereto, the “Offer Documents”). Parent and Purchaser agree to take all steps necessary to cause the Offer Documents, and any amendments thereto, to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by the Exchange

Act. Parent and Purchaser, on the one hand, and the Company, on the other hand, agree to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable law. The Company and its counsel shall be given a reasonable opportunity to review the Schedule TO and the Offer Documents before they are filed with the SEC, and Parent and Purchaser shall give due consideration to all the reasonable additions, deletions or changes suggested thereto by the Company and its counsel. In addition, Parent and Purchaser shall provide the Company and its counsel with copies of any written comments, and shall inform them of any oral comments, that Parent, Purchaser or their counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or the Offer Documents promptly after receipt of such comments, and any written or oral responses thereto. The Company and its counsel shall be given a reasonable opportunity to review any such written responses and Parent and Purchaser shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its counsel.
          (h) If the Offer is terminated or withdrawn by Purchaser, or this Agreement is terminated prior to the purchase of Shares in the Offer, Purchaser shall promptly return, and shall cause any depository, acting on behalf of Purchaser to return, all tendered Shares to the registered holders thereof.
          (i) The Offer Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Common Stock), cash dividend (except for any cash dividend permitted by this Agreement), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Common Stock occurring on or after the date hereof and prior to the Effective Time.
     Section 1.2. Company Actions.
          (a) The Company hereby approves of and consents to the Offer, and represents and warrants that the Board of Directors of the Company, at a meeting duly called and held, has, subject to the terms and conditions set forth in this Agreement, unanimously (i) approved and adopted this Agreement and declared this Agreement, the Offer, the Merger and the Transactions advisable and in the best interests of the Company Stockholders; (ii) taken all action necessary to render the restrictions on business combinations and voting requirements contained in Section 203 of the DGCL, if applicable, inapplicable to each of the Offer and the Merger; and (iii) resolved to recommend that the Company Stockholders accept the Offer, that the Company Stockholders tender their Shares in the Offer to Purchaser and that the Company Stockholders adopt this Agreement and the Merger to the extent required by applicable Law (the “Company Recommendation”). Subject to Section 5.4(b), the Company (i) consents to the inclusion of the Company Recommendation in the Offer Documents and (ii) agrees to include the Company Recommendation in the Schedule 14D-9.
          (b) Contemporaneous with the filing of the Schedule TO, the Company shall, in a manner that complies with Rule 14d-9 under the Exchange Act, file with the SEC a Tender Offer Solicitation/ Recommendation Statement on Schedule 14D-9 with respect to the Offer

(together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that shall, subject to the provisions of Section 5.4(c), contain the Company Recommendation. The Company further agrees to take all steps necessary to cause the Schedule 14D-9 and any amendments thereto to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by the Exchange Act. The Company, on the one hand, and Parent and Purchaser, on the other hand, agree to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable law. Parent, Purchaser and their counsel shall be given a reasonable opportunity to review the Schedule 14D-9 before it is filed with the SEC and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Purchaser and their counsel. In addition, the Company shall provide Parent, Purchaser and their counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the Company’s receipt of such comments, and any written or oral responses thereto. Parent, Purchaser and their counsel shall be given a reasonable opportunity to review any such written responses and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Purchaser and their counsel.
          (c) In connection with the Offer, the Company shall promptly furnish or cause to be furnished to Purchaser any available listing or computer files containing the names and addresses of the record holders of the Shares as of the most recent practicable date, and shall promptly furnish Purchaser with such information and assistance (including, but not limited to, lists of holders of the Shares, updated promptly from time to time upon Purchaser’s request, and their addresses and lists of security positions) as Purchaser or its agent may reasonably request for the purpose of communicating the Offer to the record and beneficial holders of the Shares. Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, the Merger and the other Transactions contemplated by this Agreement, Purchaser shall hold in confidence the information contained in any such listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall promptly deliver to the Company all copies of such information.
          (d) The Company hereby grants to Purchaser and Parent an irrevocable option (the “Merger Option”) to purchase up to that number of newly issued Shares (the “Merger Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Parent and Purchaser immediately following consummation of the Offer, shall constitute one share more than the number of Shares necessary for Purchaser to be merged with and into the Company pursuant to the Section 253 of the DGCL, as certified by the Company, for consideration per Merger Option Share equal to the Offer Price. Notwithstanding the foregoing, however, the Merger Option shall not be exercisable if (i) the issuance of the Merger Option Shares would require shareholder approval under the Marketplace Rules of NASDAQ (the “Nasdaq Marketplace Rules”) or (ii) the number of Merger Option Shares would exceed the number of authorized shares of the Company. The Merger Option shall be exercisable only after the purchase of and payment for Shares pursuant to the Offer and any subsequent offering period by Parent or Purchaser as a result of which Parent and Purchaser own at least eighty percent (80%) of the then outstanding Shares.
          (e) In the event that Parent or Purchaser wishes to exercise the Merger Option, Purchaser shall give the Company one (1) day’s written notice specifying the number of Shares that are or will be owned by Parent and Purchaser following consummation of the Offer and specifying a place and a time for the closing of the purchase. The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Purchaser specifying the number of Merger Option Shares. At the closing of the purchase of the Merger Option Shares, the portion of the purchase price owed upon exercise of the Merger Option that equals the product of (i) the number of Shares purchased pursuant to the Merger Option, multiplied by (ii) the Offer Price, shall be paid to the Company, at the election of Parent and Purchaser, in cash (or by wire transfer or cashier’s check) or by delivery of a promissory note with a market terms, with interest and principal payable solely on the one (1) year maturity of the note, in a form reasonably acceptable to the Continuing Directors.
     Section 1.3. Directors.
          (a) Promptly after Purchaser accepts for payment and pays for any Shares tendered and not withdrawn pursuant to the Offer (the “Appointment Time”), and at all times thereafter, Purchaser shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board of Directors as is equal to the product of the total number of directors on the Company Board of Directors (giving effect to the directors elected or designated by Purchaser pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any of its affiliates bears to the total number of Shares then outstanding, such directors to be split up among the three classes of the Company Board of Directors so as to keep the classes approximately even in number of directors. The Company shall, upon Purchaser’s request at any time following the purchase of and payment for Shares pursuant to the Offer, take such actions, including but not limited to promptly filling vacancies or newly created directorships on the Company Board of Directors, promptly increasing the size of the Company Board of Directors (including by amending the Bylaws of the Company if necessary so as to increase the size of the Company Board of Directors) and/or promptly securing the resignations of such number of its incumbent directors as are necessary or desirable to enable Purchaser’s designees to be so elected or designated to the Company Board of Directors, and shall use its reasonable best efforts to cause Purchaser’s designees to be so elected or designated at such time. The Company shall, upon Purchaser’s request following the Appointment Time, also cause Persons elected or designated by Purchaser to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of Directors of (i) each committee of the Company Board of Directors, (ii) each board of directors (or similar body) of each Company Subsidiary and (iii) each committee (or similar body) of each such board, in each case to the extent permitted by applicable law and the Nasdaq Marketplace Rules. The Company’s obligations under this Section 1.3(a) shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly upon execution of this Agreement take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3(a), including mailing to stockholders (together with the Schedule 14D-9) the information required by Section 14(f) and Rule 14f-1 as is necessary to enable Purchaser’s designees to be elected or designated to the Company Board of Directors. Purchaser shall supply the Company with information with respect to Purchaser’s designees and Parent’s and Purchaser’s respective officers, directors and affiliates to the extent required by Section 14(f) and Rule 14f-1. The provisions of this Section 1.3(a) are in addition to and shall not limit any rights that any of Purchaser, Parent or any of their respective affiliates may have as a record holder or beneficial owner of Shares as a matter of applicable law with respect to the election of directors or otherwise.
          (b) In the event that Purchaser’s designees are elected or designated to the Company Board of Directors pursuant to Section 1.3(a), then, until the Effective Time, the Company shall seek to cause the Company Board of Directors to maintain at least three (3) directors who are members of the Company Board of Directors on the date hereof, each of whom shall be an “independent director” as defined by Rule 4200(a)(15) of the Nasdaq Marketplace Rules and eligible to serve on the Company’s audit committee under the Exchange Act and the Nasdaq Marketplace Rules (the “Continuing Directors”); provided, however, that if any Continuing Director is unable to serve due to death, disability or resignation, the Company shall take all necessary action (including creating a committee of the Company Board of Directors) so that the Continuing Director(s) shall be entitled to elect or designate another Person (or Persons) to fill such vacancy, and such Person (or Persons) shall be deemed to be a Continuing Director for purposes of this Agreement. If no Continuing Director then remains, the other directors shall designate three (3) Persons to fill such vacancies and such Persons shall be deemed Continuing Directors for all purposes of this Agreement. Notwithstanding anything in this Agreement to the contrary, if Purchaser’s designees constitute a majority of the Company Board of Directors after the Appointment Time and prior to the Effective Time, then the affirmative vote of a majority of the Continuing Directors shall (in addition to the approval rights of the Company Board of Directors or the stockholders of the Company as may be required by the Restated Certificate of Incorporation of the Company (as amended, the “Company Certificate”), the Bylaws of the Company (as amended, the “Company Bylaws”, and together with the Company Certificate, the “Company Governing Documents”) or applicable law) be required (i) for the Company to amend or terminate this Agreement; (ii) to exercise or waive any of the Company’s rights, benefits or remedies hereunder; (iii) to amend the Company Governing Documents; or (iv) to take any other action of the Company Board of Directors under or in connection with this Agreement if such action would materially and adversely affect the holders of Shares (other than Parent or Purchaser).
     Section 1.4. The Merger.
          (a) Subject to the terms and conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, the Company and Purchaser shall consummate the Merger pursuant to which (i) Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall thereupon cease, (ii) the Company shall be the surviving corporation in the Merger and shall continue to be governed by the DGCL and (iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the “Surviving Corporation”. The Merger shall have the effects set forth in Section 259 of the DGCL.
          (b) Purchaser and the Surviving Corporation shall take all necessary action such that (i) the certificate of incorporation of the Surviving Corporation shall be amended so as to read in its entirety in the form set forth as Exhibit B hereto until thereafter changed or amended as provided therein or by applicable law and (ii) the bylaws of the Surviving Corporation shall be amended so as to read in their entirety in the form set forth as Exhibit C until thereafter changed or amended as provided therein or by applicable law.
     Section 1.5. Effective Time. Parent, Purchaser and the Company shall cause an appropriate certificate of merger or other appropriate documents (the “Certificate of Merger”) to be executed and filed on the Closing Date (or on such other date as Parent and the Company may agree) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time such Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time”.
     Section 1.6. Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York Time, on a date to be specified by the parties, such date to be no later than the second Business Day after satisfaction or waiver of all of the conditions set forth in Article VI (other than any conditions that by their nature are to be satisfied at the Closing), at the offices of Dechert LLP, 1095 Avenue of the Americas, New York, New York 10036 unless another date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”
     Section 1.7. Directors and Officers of the Surviving Corporation. The directors of Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, continue as the directors of the Surviving Corporation, and, except as set forth on Section 1.7 of the Company Disclosure Letter (as defined below), the officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.
     Section 1.8. Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Purchaser acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out the Transactions, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Purchaser, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the Transactions.
     Section 1.9. Stockholders’ Meeting. If approval of the stockholders of the Company is required under the DGCL in order to consummate the Merger:
          (a) As promptly as practicable following the execution of this Agreement, the Company shall prepare and file with the SEC a proxy or information statement for the Special Meeting (together with any amendments thereof or supplements thereto and any other required proxy materials, the “Proxy Statement”) relating to the Merger and this Agreement; provided, that Parent, Purchaser and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement before it is filed with the SEC and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Purchaser and their counsel. The Company shall use its reasonable best efforts to cause the Proxy Statement to be cleared by the SEC and mailed to the stockholders of the Company as promptly as practicable following the execution of this Agreement. The Company shall include in the Proxy Statement the Company Recommendation. The Company shall use its reasonable best efforts to obtain and furnish the information required to be included by the SEC in the Proxy Statement and, after consultation with Purchaser, respond promptly to any comments made by the SEC with respect to the Proxy Statement. The Company shall provide Parent, Purchaser and their counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after the Company’s receipt of such comments, and any written or oral responses thereto. Parent, Purchaser and their counsel shall be given a reasonable opportunity to review any such written responses and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Purchaser and their counsel. The Company, on the one hand, and Parent and Purchaser, on the other hand, agree to promptly correct any information provided by it for use in the Proxy Statement if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable law and the Company further agrees to cause the Proxy Statement, as so corrected (if applicable), to be filed with the SEC and, if any such correction is made following the mailing of the Proxy Statement as provided in Section 1.9(b)(ii), mailed to holders of Shares, in each case as and to the extent required by the Exchange Act or the SEC (or its staff).
          (b) The Company, acting through the Company Board of Directors, shall, in accordance with and subject to the requirements of applicable law:
          (i) (A) as promptly as practicable following the execution of this Agreement, duly set a record date for, call and give notice of a special meeting of the stockholders of the Company (the “Special Meeting”) for the purpose of obtaining the Stockholder Approval (with the record date and meeting date set in consultation with Purchaser and it being acknowledged that the record date shall be set for a time subsequent to the time that Purchaser becomes the record holder of the Shares purchased pursuant to the Offer), and (B) as promptly as practicable following the execution of this Agreement, if applicable, convene and hold the Special Meeting;
          (ii) cause the definitive Proxy Statement to be mailed to its stockholders; and
          (iii) use its reasonable best efforts to (A) solicit from its stockholders proxies in favor of the adoption of this Agreement and approval of the Merger and (B) secure any approval of stockholders of the Company that is required by the DGCL and any other applicable Law to effect the Merger.
          (c) At the Special Meeting or any postponement or adjournment thereof, Parent shall vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of their respective subsidiaries and affiliates in favor of the adoption of this Agreement and approval of the Merger and to deliver or provide, in its capacity as a stockholder of the Company, any other approvals that are required by the DGCL and any other applicable law to effect the Merger.
          (d) The Company shall adjourn or postpone the Special Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to its stockholders in advance of a vote on the adoption of this Agreement and, if as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Company stockholders represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Special Meeting or to obtain the Stockholder Approval or there are insufficient votes to obtain the Stockholder Approval, the Company, with the consent of Parent, may and, at the direction of Parent, shall, adjourn or postpone the Special Meeting for no more than thirty (30) days in the aggregate.
     Section 1.10. Merger Without Meeting of Stockholders. Notwithstanding the terms of Section 1.9, in the event that Parent, Purchaser and their respective subsidiaries and affiliates shall hold, in the aggregate, at least ninety percent (90%) of the outstanding shares of each class of capital stock of the Company entitled to vote on the adoption of this Agreement under the DGCL (the “Short Form Threshold”), following the Appointment Time (including following the exercise of the Merger Option at Parent or Purchaser’s option), Parent shall cause the Merger to become effective as promptly as practicable, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.
     Section 1.11. Resignation of Directors. At the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation of all directors of the Company effective at the Effective Time.

ARTICLE II
CONVERSION OF SECURITIES
     Section 2.1. Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of the Company or common stock, par value $0.01 per share, of Purchaser (the “Purchaser Common Stock”):
          (a) Purchaser Common Stock. Each issued and outstanding share of Purchaser Common Stock shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
          (b) Cancellation of Treasury Stock and Parent-Owned Stock. All Shares that are owned by the Company and any Shares owned by Parent, Purchaser or any of their respective subsidiaries or affiliates shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
          (c) Conversion of Common Stock. Each issued and outstanding Share (other than Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares) shall be converted into the right to receive the Offer Price, payable to the holder thereof in cash, without interest (the “Merger Consideration”). From and after the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest thereon.
          (d) Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Common Stock), cash dividend (except for any cash dividend permitted by this Agreement), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Common Stock occurring on or after the date hereof and prior to the Effective Time.
     Section 2.2. Exchange of Certificates.
          (a) Paying Agent. Purchaser shall designate a payment agent reasonably acceptable to the Company in connection with the Merger (the “Paying Agent”). At or prior to the Effective Time, Parent or Purchaser shall deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration. Such funds shall be invested by the Paying Agent as directed by Parent, in its sole discretion, pending payment thereof by the Paying Agent to the holders of the Shares. Earnings from such investments shall be the sole and exclusive property of Parent, and no part of such earnings shall accrue to the benefit of holders of Shares.
          (b) Exchange Procedures. Promptly after the Effective Time, the Paying Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the “Certificates”) and whose Shares were converted pursuant to Section 2.1(c) into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or will accrue on any portion of the Merger Consideration. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (x) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other similar taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not required to be paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Section 2.2, without interest thereon.
          (c) Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable law. The Merger Consideration paid upon the surrender for exchange the Shares in accordance with this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.
          (d) Termination of Fund; No Liability. At any time following the first anniversary after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed (or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures) to holders of Certificates, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
          (e) Withholding Rights. Parent, Purchaser, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from the relevant

Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts that Parent, Purchaser, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), the rules and regulations promulgated thereunder or any provision of applicable state, local or foreign law. To the extent that amounts are so withheld by Parent, Purchaser, the Surviving Corporation or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by Parent, Purchaser, the Surviving Corporation or the Paying Agent.
          (f) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1 hereof; provided, that the Paying Agent or Parent, as applicable, may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such sum as the Paying Agent or Parent, as applicable, may reasonably direct as indemnity against any claim that may be made against the Paying Agent or Parent, as applicable, with respect to such Certificate.
     Section 2.3. Dissenting Shares.
          (a) Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal of such Shares (“Dissenting Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (the “Appraisal Rights”) shall not be converted into the right to receive the Merger Consideration with respect to such Shares and shall instead be entitled to payment of the fair value of such Dissenting Shares in accordance with the Appraisal Rights; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to dissent under the Appraisal Rights, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive the Merger Consideration, without interest.
          (b) The Company shall serve prompt notice to Purchaser of any demands received by the Company for dissenter’s rights of any Shares, and Purchaser shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Purchaser, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.
     Section 2.4. Effect of the Merger on Company Stock Options and Restricted Stock Awards.
          (a) Each outstanding option to acquire Shares (each, a “Company Stock Option”), whether or not then vested or exercisable, that is outstanding immediately prior to the

Effective Time shall, as of the Effective Time, become fully vested and shall be cancelled and converted into the right to receive a payment in cash, payable in U.S. dollars and without interest, equal to the product of (i) the excess, if any, of (x) the Merger Consideration over (y) the exercise price per share for such Company Stock Option, multiplied by (ii) the number of Shares for which such Company Stock Option shall not theretofore have been exercised, whether or not then vested or exercisable. The Surviving Corporation shall pay the holders of Company Stock Options the cash payments described in this Section 2.4(a) on or as soon as reasonably practicable after the Effective Time, but in any event within ten (10) Business Days following the Effective Time.
          (b) The Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 2.4 to any holder of Company Stock Options such amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law, and the Surviving Corporation shall make any required filings with and payments to tax authorities relating to any such deduction or withholding. To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Stock Options in respect of which such deduction and withholding was made by the Surviving Corporation.
          (c) Subject to the consummation of the Merger, the Compensation Committee of the Board of Directors of the Company shall cause each restricted share subject to a restricted stock award (the “Restricted Shares”) that is outstanding immediately prior to the Effective Time to be vested and transferable immediately prior to the Effective Time.
          (d) Each outstanding deferred share unit (each, a “Director Deferred Share”) that is outstanding and held by current or former directors of the Company under the Datascope Corp. Amended and Restated Compensation Plan for Non-Employee Directors and the Datascope Corp. 2005 Equity Incentive Plan immediately prior to the Effective Time shall be converted into the right to receive a payment in cash, payable in U.S. dollars, equal to the Merger Consideration (with such amount to be rounded to the nearest cent), and distributable in cash in accordance with the participant’s prior distribution election and the terms and conditions of the applicable plan and agreement pursuant to which the Director Deferred Shares were issued.
          (e) The Compensation Committee of the Board of Directors of the Company shall adopt such necessary resolutions with respect to Company Stock Options, Director Deferred Shares and Restricted Shares to implement the foregoing provisions of this Section 2.4, including amendments to the Company Stock Plans to allow the payments described in this Section 2.4 to be made to holders of Company Stock Options or Director Deferred Shares without any action of the stockholders of the Company or the holders of Company Stock Options or Restricted Stock (other than with respect to the directors of the Company). The Company shall take such actions as are necessary or appropriate so that, as of the Effective Time the Company Stock Plans shall be terminated.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          Except as disclosed (1) in the Company SEC Documents (other than disclosure in the “Risk Factors” section, in any section relating to forward-looking statements and other statements or disclosures to the extent that they are generic, cautionary, predictive or forward-looking in nature, whether or not appearing in such sections) or (2) in the disclosure letter delivered by the Company to Parent concurrent with the execution of this Agreement (the “Company Disclosure Letter”, it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section to which such disclosure is reasonably apparent), the Company represents and warrants to Parent and Purchaser as follows:
     Section 3.1. Qualification, Organization, Subsidiaries, etc.
          (a) Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized. Each of the Company and its Subsidiaries has the corporate, partnership or similar power and authority, as applicable, to own, lease and operate its properties and to carry on its business as presently conducted, except where the failure to have such power or authority would not have a Company Material Adverse Effect.
          (b) Each of the Company and its Subsidiaries is qualified to do business or licensed and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect.
     Section 3.2. Capital Stock.
          (a) The authorized capital stock of the Company consists of 45,000,000 Shares, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share (the “Company Preferred Stock”). As of September 12, 2008 (i) 15,911,514 Shares (including shares of Restricted Stock and Director Deferred Shares but excluding Shares held in treasury) were issued and outstanding, (ii) 3,569,839 Shares were held in treasury and (iii) 1,001,800 Shares were reserved for issuance pursuant to the outstanding Company Stock Options. All outstanding Shares, and all Shares reserved for issuance as noted in clause (iii) of the foregoing sentence, when issued in accordance with the respective terms thereof, were or will be duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights and issued in compliance with all applicable securities Laws. 5,000,000 shares of Company Preferred Stock have been designated Series A Preferred Stock (the “Series A Preferred Stock”). As of the date hereof, no Company Preferred Stock is issued and outstanding and 5,000,000 shares of Series A Preferred were reserved for issuance upon exercise of the purchase rights (the “Rights”) issued pursuant to the Rights Agreement.

          (b) Except as set forth in subsection (a) above and except as set forth on Section 3.2(b) of the Company Disclosure Letter, as of the date hereof, (i) the Company does not have any shares of its capital stock issued or outstanding other than Shares that have become outstanding after September 12, 2008 upon exercise of Company Stock Options outstanding as of such date and (ii) there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests (including “phantom stock” rights, stock appreciation rights or other similar rights) to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests; (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement; (C) redeem or otherwise acquire any such shares of capital stock or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary.
          (c) Except as set forth on Section 3.2(c) of the Company Disclosure Letter and except for awards to acquire Shares under the Company Stock Plans, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which bonds, debentures, notes or other obligations are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.
          (d) There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.
          (e) Except as set forth in Section 3.2(e) of the Company Disclosure Letter, no holder of Shares has any right to have such Shares or the offering or sale thereof registered under or pursuant to any securities Laws by the Company.
          (f) Section 3.2(f) of the Company Disclosure Letter sets forth all of the outstanding indebtedness for borrowed money of, and all of the outstanding guarantees of indebtedness for borrowed money of any person by, the Company and each of its Subsidiaries. As of the date of this Agreement there is not, and as of the Effective Time there will not be, any indebtedness for borrowed money of, or guarantees of indebtedness for borrowed money of any person by, the Company and each of its Subsidiaries except as set forth in Section 3.2(f) of the Company Disclosure Letter and except as may be incurred in accordance with Section 5.1 hereof.
     Section 3.3. Subsidiaries. Section 3.3 of the Company Disclosure Letter sets forth a complete and correct list of each Subsidiary of the Company and the jurisdiction in which each such Subsidiary is incorporated or organized. Section 3.3 of the Company Disclosure Letter sets forth for each Subsidiary of the Company: (i) its authorized capital stock or share capital; (ii) the number of issued and outstanding shares of capital stock or share capital; and (iii) the Company’s direct or indirect equity interest therein. Except for equity interests in the Company’s

Subsidiaries and except as set forth on Section 3.3 of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any Person. Except as set forth on Section 3.3 of the Company Disclosure Letter, no Subsidiary of the Company owns, directly or indirectly, any capital stock or other ownership interest in any Person, except for the capital stock and/or other ownership interest in another wholly owned Subsidiary of the Company. Except as set forth on Section 3.3 of the Company Disclosure Letter, each Subsidiary is directly or indirectly wholly owned by the Company, free and clear of all Liens.
     Section 3.4. Corporate Authority Relative to This Agreement; No Violation.
          (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement (subject to the receipt of the Stockholder Approval) and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Company Board of Directors and, except for (i) in the case of the Merger, approval of this Agreement by the holders of a majority of the Shares entitled to be cast as required by the DGCL and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Purchaser, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at Law) and any implied covenant of good faith and fair dealing. In case of the Merger, the Stockholder Approval is the only vote of the holders of any class or series of the Company’s securities necessary to approve this Agreement and the Merger as required by the DGCL.
          (b) Other than in connection with or in compliance with (i) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger and (ii) the approvals set forth in Section 3.4(b) of the Company Disclosure Letter (collectively, the “Company Approvals”), no authorization, consent or approval of, or filing with, any United States or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”) is necessary, under applicable Law, in connection with the execution, delivery and performance of this Agreement by the Company or for the consummation by the Company of the transactions contemplated hereby, except for such authorizations, consents, approvals, permits, actions, notifications or filings that, if not obtained or made, would not have a Company Material Adverse Effect.
          (c) The Company Board has (i) determined that the Merger is fair to, and in the best interests of, its stockholders, (ii) approved and declared advisable this Agreement and the Merger, (iii) directed that this Agreement be submitted to the Company’s stockholder for their adoption and (iv) determined to recommend that the Company’s stockholders adopt this Agreement.
          (d) The Company has taken all action required to be taken by it in order to exempt this Agreement, the Merger, the Voting Agreements and the other transactions contemplated hereby and thereby from, and this Agreement, the Merger, the Voting Agreements and the other transactions contemplated hereby and thereby are exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Entity or contained in the Company’s articles of incorporation. The Company has taken all action, if any, necessary or appropriate so that the execution of this Agreement, the Voting Agreements and the Merger and the consummation of the transactions contemplated hereby and thereby do not and will not result in the distribution of the rights under the Rights Agreement or the ability of any Person to exercise any rights under the Rights Agreement.
          (e) Except as described in Section 3.4(e) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement does not, the performance by the Company of its obligations under this Agreement will not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof by the Company will not, (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, Contract, instrument, permit, Company Permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, easements, covenants, restrictions, equities or charges of any kind (each, a “Lien”) upon any of the properties or assets of the Company or any of its Subsidiaries; (ii) conflict with or result in any violation of any provision of the certificate or articles of incorporation or bylaws or other equivalent organizational document of the Company or any of its Subsidiaries; or (iii) assuming that the Company Approvals are duly obtained, conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), as would not have a Company Material Adverse Effect.
     Section 3.5. Reports and Financial Statements.
          (a) Except as set forth in Section 3.5 of the Company Disclosure Letter, the Company has filed or otherwise transmitted all forms, documents, certifications, statements and reports, including any amendments thereto, such documents together with any voluntarily filed Current Reports on Form 8-K (the “Company SEC Documents”) required to be filed by it with the SEC since June 30, 2005. As of their respective dates, or, if amended, as of the date of the last such amendment prior to the date hereof, the Company SEC Documents complied as to form, in all material respects, with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder. None of the Company SEC Documents (excluding any exhibits thereto) so filed contained, as of the date filed, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file periodic reports with the SEC pursuant to the Exchange Act.
          (b) The consolidated financial statements (including any related notes thereto) of the Company included in the Company SEC Documents fairly present, in all material respects the consolidated financial position of the Company and its Subsidiaries, as of the date thereof, and the consolidated statements of operations, cash flows and changes in stockholders’ equity for the respective periods indicated (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, the effects of which are not material to the consolidated financial condition, operating results or cash flows of the Company and its Subsidiaries and the absence of notes thereto), have been prepared, in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements or foreign Subsidiaries, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC.
     Section 3.6. Internal Controls and Procedures.
          (a) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files under the Exchange Act are communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”). The Company is in compliance with all applicable provisions of the Sarbanes-Oxley Act, the SEC and the listing and corporate governance requirements of the Nasdaq Marketplace Rules, except for any non-compliance that would not have a Company Material Adverse Effect.
          (b) With respect to each Annual Report on Form 10-K, each Quarterly Report on Form 10-Q and each amendment of any such report included in the Company SEC Reports filed since June 30, 2006, the principal executive officer and principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company) have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC.
     Section 3.7. No Undisclosed Liabilities. Except (i) as reflected or reserved against in the Company’s consolidated balance sheets (or the notes thereto) included in the Company SEC Documents, (ii) for transactions contemplated by this Agreement or the financing of such transactions, (iii) for liabilities and obligations incurred in the ordinary course of business since June 30, 2008, and (iv) for liabilities not required by GAAP to be disclosed on the Company’s consolidated balance sheets, the Company has no liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether known or unknown and whether due or to become due, that would have a Company Material Adverse Effect.
     Section 3.8. Compliance with Law; Permits.
          (a) The Company and each of its Subsidiaries, since June 30, 2006, has been and is in material compliance with and has not been and is not in material default under or in violation of, and has not received any written notices of any pending violations with respect to any applicable law, statute, rule, regulation, judgment, code, ordinance, order policies, written guidance, guidelines or decree administered or issued by any Governmental Entity, including the Food and Drug Administration (the “FDA”) (collectively, “Laws” and each, a “Law”) applicable to the Company or any of its Subsidiaries.
          (b) The Company and its Subsidiaries are in possession of all authorizations, licenses, permits, exceptions, consents, approvals, franchises, licenses, variances, exemptions, certificates, product listings, registrations, orders, approvals, clearances and other authorizations of any Governmental Entity necessary for the Company and its Subsidiaries to carry on their businesses as they are now being conducted (including those which are required for the conduct of its testing, manufacturing, marketing, sales, and distribution activities) (the “Company Permits”), except where the failure to have any of the Company Permits would not have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, all Company Permits are in full force and effect, and as of the date of this Agreement, none of the Company Permits have been withdrawn, revoked, suspended or cancelled nor is any such withdrawal, revocation, suspension or cancellation pending or, to the Knowledge of Company, threatened in writing, and the Company has been and is in compliance in all material respects with the terms of the Company Permits and any conditions placed thereon.
          (c) Except as set forth in Section 3.8(c) of the Company Disclosure Letter or except as would not have a Company Material Adverse Effect, since June 30, 2006, no Governmental Entity has issued any notice, warning letter, regulatory letter, untitled letter, FDA Form 483, or other written communication or correspondence to the Company or any Subsidiary, alleging that the Company or any Subsidiary is or was in violation of any Law, order or Company Permit applicable to the research, development, testing, manufacturing, packaging, labeling, marketing, distribution, sales, and/or commercialization activities conducted by the Company or any Subsidiary, or alleging that the Company or any Subsidiary was or is the subject of any pending or threatened administrative agency or government entity investigation, proceeding, review, or inquiry.
          (d) Except as set forth in Section 3.8(d) of the Company Disclosure Letter, in the three (3) years preceding the date of this Agreement, none of the products developed, tested, manufactured, packaged, labeled, marketed, or distributed by the Company or any of its Subsidiaries have been recalled, whether voluntary or otherwise, or are or have been subject to device removal or correction reporting requirements, and neither the Company nor any Subsidiary has received notice, either completed or pending, of any proceeding seeking a recall, removal, or corrective action of any products.

     Section 3.9. Environmental Laws and Regulations.
          (a) Except as would not have a Company Material Adverse Effect and except as set forth in Section 3.9 of the Company Disclosure Letter, (i) since June 30, 2006, the Company and each of its Subsidiaries have conducted their respective businesses in compliance with, and are in compliance with, applicable Environmental Laws; (ii) there has been no Release of any Hazardous Substance by the Company or any of its Subsidiaries at any properties, while owned, and, to the Company’s Knowledge, no Person has been exposed to any Hazardous Substances at, from, on or under any properties currently or formerly owned, operated, occupied or leased by the Company or any Subsidiary, in violation of applicable Environmental Laws or in any manner that could reasonably be expected to give rise to any remedial obligation of the Company or any Subsidiaries under applicable Environmental Laws; (iii) neither the Company nor any of its Subsidiaries has received in writing any notices, demand letters, requests for information or other correspondence or communication which remain pending or unresolved from any Governmental Entity or any other Person asserting that the Company or any of its Subsidiaries is in violation of, or liable under, any Environmental Law, including with respect to the disposal, treatment, storage, Release or transportation (or arrangement for any such activities) at, on, under, to or from any other property, of any Hazardous Substance by or on behalf of the Company or any Subsidiaries; (iv) neither the Company nor its Subsidiaries are subject to, or, to the Knowledge of the Company, have been threatened with any suit, proceeding, settlement, court order, administrative order, decree, judgment or written claim arising under any Environmental Law which remains pending or unresolved; (v) the Company and its Subsidiaries hold and are in compliance with all required Environmental Permits necessary for the Company and its Subsidiaries to carry on their businesses as they are now being conducted; (vi) there are no Phase I or Phase II environmental assessments, environmental investigations, studies, audits, tests, reviews or other similar, non-routine analyses conducted by, or on behalf of, the Company or any of its Subsidiaries which are in their possession with respect to any real property currently or formerly owned, operated, leased or occupied by the Company or its Subsidiaries, which have not been delivered to, or made available for review by, Parent prior to the execution of this Agreement; (vi) neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will require any filings with, notification to or consent of any Governmental Entity or the undertaking of any investigations or remedial actions pursuant to Environmental Laws; and (vii) neither the Company nor any of the Subsidiaries has, either expressly or by operation of law, assumed responsibility for or agreed to indemnify or hold harmless any Person for any liability or obligation, arising under or relating to Environmental Laws.
          (b) The representations and warranties in this Section 3.9 are the exclusive representations and warranties in this Agreement with respect to environmental matters, including without limitation, Hazardous Substances and Environmental Laws.
     Section 3.10. Employee Benefit Plans.
          (a) Section 3.10(a) of the Company Disclosure Letter contains a true and complete list of all material Company Benefit Plans. “Company Benefit Plans” means all compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not “employee benefit plans” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), providing cash- or equity-based incentives, health, medical, dental, disability, accident or life insurance benefits or vacation, severance, retirement, pension or savings benefits, that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries or with respect to which any of them are a party or have any obligation, for the benefit of employees, officers, directors or consultants employed or formerly employed by, or providing services to, the Company or its Subsidiaries in the United States and all employment agreements providing compensation, vacation, severance or other benefits to any employee, director, officer or consultant employed or formerly employed by, or providing services to, the Company or its Subsidiaries in the United States. With respect to each material Company Benefit Plan, the Company has made available to the Parent a copy thereof, including all amendments and other material plan documents (or, if the plan is not written, a written description thereof) and, to the extent applicable, (i) the most recent determination letter, if any, received from the United States Internal Revenue Service, (ii) the most recent summary plan description and (iii) for the most recent year, the Form 5500 and attached schedules.
          (b) Except for such claims which would not have a Company Material Adverse Effect, no action, dispute, suit, claim, arbitration, or legal, administrative or other proceeding or governmental action (other than claims for benefits in the ordinary course) is pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan (other than a “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”)).
          (c) Each Company Benefit Plan (other than a Multiemployer Plan) has been established and administered in compliance with its terms and in compliance with applicable Law, including ERISA and the Code to the extent applicable thereto, except for such non-compliance which would not have a Company Material Adverse Effect. Except as described in Section 3.10(c) of the Company Disclosure Letter, any Company Benefit Plan (other than a Multiemployer Plan) intended to be qualified under Section 401(a) or 401(k) of the Code has received a favorable determination letter from the United States Internal Revenue Service that has not been revoked and to the Knowledge of the Company, no fact or event has occurred since the date of such determination letter or letters from the Internal Revenue Service that would reasonably be expected to affect adversely the qualified status of any such Company Benefit Plan. Neither the Company nor any of its Subsidiaries maintains or contributes to any plan or arrangement that provides medical benefits to any employee or former employee following his retirement, except as required by Part 6 of Title I of ERISA (“COBRA”), except as disclosed in Section 3.10(c) of the Company Disclosure Letter.
          (d) All material contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been materially reflected on the financial statements included in the Company SEC Documents. All benefits accrued under any unfunded Company Benefit Plan have been, in all material respects, paid, accrued or otherwise adequately reserved to the extent required by, and substantially in accordance with, generally accepted accounting principles.
          (e) Except as set forth on Section 3.10(e) of the Company Disclosure Letter or as would not otherwise have a Company Material Adverse Effect, the execution or delivery of this agreement or the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant, director or officer of the Company or any of its Subsidiaries to severance pay, retention bonuses, non-competition payments, unemployment compensation or any other payment, except as required by applicable Law; (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director, consultant or officer, except as expressly provided in this Agreement; or (iii) result in any forgiveness of indebtedness or obligation to fund benefits with respect to any such employee, director, consultant or officer.
          (f) Except as would not have a Company Material Adverse Effect, neither the Company nor any ERISA Affiliate has incurred any material liability to the Pension Benefit Guaranty Corporation (“PBGC”) with respect to any Company Benefit Plan subject to Title IV of ERISA, other than for the payment of premiums, all of which have been paid when due. There have been no applications for waiver or waiver of the minimum funding standards imposed by section 412 of the Code with respect to any Company Benefit Plan. Except as would not have a Company Material Adverse Effect, no Company Benefit Plan has incurred an “accumulated funding deficiency” within the meaning of Section 302 of ERISA or Section 412(a) of the Code. The Company has furnished to Purchaser the most recent actuarial report with respect to each Company Benefit Plan that is a defined benefit pension plan, as defined by Section 3(35) of ERISA. No event has occurred since the date of any such actuarial report that had, or is likely to have, a Company Material Adverse Effect on the ratio of plan assets to the actuarial present value of plan obligations for accumulated benefits shown in such report.
          (g) No Company Benefit Plan nor any such trust has been terminated nor have there been any “reportable events” (as defined in Section 4043 of ERISA and the regulations thereunder) with respect to any thereof that would have a Company Material Adverse Effect.
          (h) Except as would not have a Company Material Adverse Effect, either individually or in the aggregate, neither the Company nor any ERISA Affiliate, has incurred any liability under Section 4062, 4063 or 4064 of ERISA or any liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.
          (i) At no time since June 30, 2002, have the Company or any ERISA Affiliate contributed to or been required to contribute to, or incurred any withdrawal liability, within the meaning of Section 4201 of ERISA, to any Multiemployer Plan, nor does the Company or any ERISA Affiliate have any potential withdrawal liability arising from a transaction described in Section 4204 of ERISA. No Company Benefit Plan is a Multiemployer Plan.
          (j) Section 3.10(j) of the Company Disclosure Letter lists all material Company Foreign Plans other than plans, programs or contracts which the Company contributes to that are sponsored or maintained by a Governmental Entity. With respect to each material

Company Foreign Plan, the Company has made available to the Parent a copy thereof (or, if the plan is not written, a written description thereof) and any trust or funding agreements. Except as set forth in Section 3.10(j) of the Company Disclosure Letter or as would not have a Company Material Adverse Effect, (i) all Company Foreign Plans have been established, maintained and administered in compliance with all applicable statutes, laws, ordinances, rules, orders, decrees, judgments, writs and regulations of any controlling Governmental Entity; (ii) in respect of any material Company Foreign Plan that is required to be funded and is not substantially so funded, adequate reserves therefor have been established on the accounting statements of the applicable Company as of the Closing Date; and (iii) the Company and its Subsidiaries will not incur any liability or obligation under the Company Foreign Plans, including but not limited to any severance obligation, as a result of the transactions contemplated by this Agreement, either alone or in conjunction with any other event.
          (k) The representations contained in this Section 3.10 shall be the exclusive representations and warranties with respect to employee benefits plans matters.
          (l) Since January 1, 2005, all Company Benefit Plans that are “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) have been operated in good faith compliance with Section 409A of the Code and the applicable guidance issued thereunder.
     Section 3.11. Interested Party Transactions. Except for employment Contracts filed with or incorporated in a Company SEC Document or Company Benefit Plans, Section 3.11 of the Company Disclosure Letter sets forth a correct and complete list of the currently existing Contracts or arrangements that are in existence as of the date of this Agreement under which the Company has any existing or future material liabilities between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (a) present officer or director of either the Company or any of such person’s immediate family members, (b) any entity in which any person specified in clause (a) has a material business or financial interest in or in which any person has served as such an officer or director within the past two years or (c) any person known to be the record or beneficial owner of more than 5% of the Shares as of the date hereof (each, an “Affiliate Transaction”). The Company has made available to Parent correct and complete copies of each Contract or other relevant documentation (including any amendments or modifications thereto) available as of the date hereof providing for each Affiliate Transaction.
     Section 3.12. Absence of Certain Changes or Events. Since June 30, 2008, except as otherwise required or contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business and there have not been any facts, circumstances, events, changes, effects or occurrences that have had or would have a Company Material Adverse Effect or any event, condition, action or occurrence of the type described in Section 5.1.
     Section 3.13. Investigations; Litigation. Except as described in Section 3.13 of the Company Disclosure Letter, there are no (a) investigations or proceedings pending (or, to the Knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries or (b) actions, suits or proceedings pending (or, to the knowledge of the Company, threatened) against the Company or any of its Subsidiaries, or any of their respective properties before, and there are no orders, judgments or decrees of, any Governmental Entity against the Company or any of its Subsidiaries, in each case of clause (a) or (b), which have, individually or in the aggregate, had or would have a Company Material Adverse Effect. Except as set forth in Section 3.13 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is subject to any orders that have had or would have, individually or in the aggregate, a Company Material Adverse Effect.
     Section 3.14. Information in the Offer Documents and the Schedule 14D-9. The information supplied by the Company expressly for inclusion in the Offer Documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 will comply as to form in all material respects with the provisions of Rule 14d-9 of the Exchange Act and any other applicable federal securities laws and will not when filed with the SEC or distributed or disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that the Company makes no representation or warranty with respect to statements made in the Schedule 14D-9 based on information furnished by Parent or Purchaser expressly for inclusion therein.
     Section 3.15. Tax Matters.
          (a) Except as would not have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have timely filed or caused to be filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them; (ii) the unpaid Taxes of the Company did not, as of the date of the most recent financial statements contained in the Company SEC Reports filed prior to the date hereof, exceed the reserve for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the most recent balance sheet contained therein, excluding any such Taxes as are being contested in good faith; (iii) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax assessment of the Company or any of its Subsidiaries; (iv) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith and for which adequate reserves have been established on the financial statements of the Company and its Subsidiaries in accordance with GAAP; and (v) none of the Company or any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that are reasonably expected to be disallowed as a deduction under Section 162(m) of the Internal Revenue Code.
          (b) As used in this Agreement, (i) “Tax” or “Taxes” means any and all federal, state, local or foreign or provincial taxes, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection with respect thereto, and (ii) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).
     Section 3.16. Labor Matters.
          (a) Except for such matters which would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice during the past two years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation Laws to conduct an investigation of the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress. Except as set forth in Section 3.16 of the Company Disclosure Letter, (a) there are no pending (and have not been during the two year period preceding the date hereof) strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries; (b) there is no unfair labor practice charge or labor arbitration pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; and (c) there is no slowdown or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to any employees of the Company or any of its Subsidiaries. Except as set forth on Section 3.16 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is party to any collective bargaining agreement or any other type of collective agreement with any type of local, national or supranational labor organization. To the Knowledge of the Company, no union or other labor organization has made a pending demand for recognition or certification to the Company or any of its Subsidiaries and, to the Knowledge of the Company, there is no representation or certification proceeding presently pending before any Governmental Entity.
          (b) Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it. No employee of the Company at the officer level or above (i) has given written notice to the Company or any of its Subsidiaries that any such employee intends to terminate his or her employment with the Company or any of its Subsidiaries or (ii) to the Knowledge of the Company, is in material violation of any term of any employment contract, nondisclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or any of its Subsidiaries or to the use of trade secrets or proprietary information of others.

     Section 3.17. Intellectual Property.
          (a) To the Knowledge of the Company, the Intellectual Property Rights owned or co-owned by the Company or any of its Subsidiaries (the “Company IPR”) together with the Intellectual Property Rights licensed to the Company or any of its Subsidiaries, constitute all of the material Intellectual Property Rights used in their respective businesses as currently conducted.
          (b) Except as set forth in Section 3.17 of the Company Disclosure Letter, the Company has not received any written notice in the past two years alleging that the Company or any Subsidiary is infringing or misappropriating the Intellectual Property Rights of any third party, and the Company or any of its Subsidiaries is not and has not in the past two years been a party to any action or proceeding in which it was asserted that the Company or any of its Subsidiaries infringed, misappropriated or violated the Intellectual Property Rights of any third party.
          (c) To the Knowledge of the Company no third party has been or is infringing on or misappropriating any Company IPR. In the last two years, the Company has not sent any written notice to or asserted or threatened any action or claim against any Person in writing involving or relating to any material Company IPR.
          (d) The representations contained in this Section 3.17 shall be the exclusive representations and warranties with respect to intellectual property matters.
     Section 3.18. Property.
          (a) Except as set forth in Section 3.18(a) of the Company Disclosure Letter or the Company SEC Documents, the Company or a Company Subsidiary has good and marketable title to all assets owned by the Company and the Company Subsidiaries (the “Owned Assets”), free and clear of all Liens, except in all cases for Permitted Liens.
          (b) Except as set forth in Section 3.18(b) of the Company Disclosure Letter or the Company SEC Documents and except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary has a good and valid leasehold interest in each parcel of real property leased by the Company or the Company Subsidiaries (the “Leased Real Property”), (i) the Company or a Company Subsidiary has the right to use and occupancy of the Leased Real Property in accordance with the terms of the lease or sublease relating thereto, (ii) each such lease or sublease is a legal, valid and binding obligation, enforceable in accordance with its terms, of the Company or a Company Subsidiary and, to the Knowledge of the Company, the other parties thereto, and the Company and the Company Subsidiaries have not received written notice of any default with respect to such lease or sublease which remains uncured beyond any applicable notice and cure periods, and (iii) except as set forth in Section 3.12(b) of the Company Disclosure Letter or the Company SEC Documents, neither the Company nor any Company Subsidiary has assigned its interest under any such lease or sublease or sublet any part of the premises covered thereby.
          (c) To the Knowledge of the Company, none of the Company or any Company Subsidiary has received written notice of any pending or threatened condemnation proceedings with respect to the Owned Assets or Leased Real Property.

     Section 3.19. Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Lehman Brothers Inc. (the “Company Financial Advisor”), to the effect that, as of the date hereof, each of the Offer Price and the Merger Consideration to be received by the holders of the Shares is fair to such stockholders from a financial point of view, and such opinion has not been modified or withdrawn.
     Section 3.20. Insurance. As of the date hereof, the Company and each of its Subsidiaries are insured against such losses and risks and in such amounts as are customary in the business in which they are engaged. Neither the Company nor any of its Subsidiaries is in breach or default of any such insurance policies, and no written notice of cancellation or termination has been received with respect to any such policy.
     Section 3.21. Material Contracts.
          (a) Except for this Agreement, the Company Benefit Plans or as filed with the SEC or as disclosed in Section 3.21 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract (i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to the Company, (ii) that contains any provision that prior to or following the Effective Time would by its terms materially restrict or alter the conduct of business of, or purport to materially restrict or alter the conduct of business of, Parent or, to the Company’s Knowledge, any Affiliate of Parent (other than the Company, any of its Subsidiaries or any director, officer or employee of any of the Company or any of its Subsidiaries), (iii) that relates to any acquisition of assets or of a business by the Company or any of its Subsidiaries to which there may be any future obligation on the part of the Company or any of its Subsidiaries to make additional payments in excess of $1 million, including by means of an earn-out or similar contingent payment mechanism but excluding indemnification obligations, (iv) providing for indemnification by the Company or any of its Subsidiaries, except as relates to Taxes, of any person, except for such indemnification provisions as are (A) incidental to the routine conduct of the Company’s and the Company’s Subsidiaries’ business, and (B) not reasonably likely to be material to the Company or any of its Subsidiaries, taken as a whole and (v) that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any person or assets; (all contracts of the type described in this Section 3.21(a) being referred to herein as “Company Material Contracts”; provided, however, that leases of real property shall not be considered Company Material Contracts).
          (b) A correct and complete copy of each Company Material Contract has, prior to the date of this Agreement, been made available to Parent or publicly filed with the SEC as an exhibit to the Company SEC Reports. Each Company Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent the Company or such Subsidiary is a party thereto, as applicable, and in full force and effect, except where the failure to be valid, binding and in full force and effect would not have a Company Material Adverse Effect and neither the Company nor any of its Subsidiaries has received written notice of, or otherwise has Knowledge of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Material Contract, except where such default would not have a Company Material Adverse Effect.
     Section 3.22. Finders or Brokers. Except for the Company Financial Advisor, neither the Company nor any of its Subsidiaries has engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Offer or the Merger based upon arrangements made by or on behalf of the Company.
     Section 3.23. Certain Business Practices. Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since June 30, 2006, neither the Company nor any of its Subsidiaries nor (to the Knowledge of the Company and its directors) any director, officer or employee of the Company or any of its Subsidiaries (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to political activity or for the business of the Company or any of its Subsidiaries, (b) made any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of the Company or any of its Subsidiaries unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, or (c) made any other unlawful payment.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER
          Except as disclosed in the disclosure letter delivered by Parent to the Company concurrent with the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Purchaser jointly and severally represent and warrant to the Company as follows:
     Section 4.1. Qualification; Organization.
          (a) Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of Parent and Purchaser has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have a Parent Material Adverse Effect (as defined below).
          (b) Each of Parent and Purchaser is qualified to do business or licensed and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not prevent or materially delay or materially impede the ability of Parent or Purchaser to consummate the Merger and the other transactions contemplated hereby (a “Parent Material Adverse Effect”). Prior to the date hereof, Parent has provided to the Company the name of its “ultimate parent entity” for purposes of obtaining the approvals of the Governmental Entities contemplated by this Agreement.

     Section 4.2. Corporate Authority Relative to This Agreement; No Violation.
          (a) Each of Parent and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement, to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, performance and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent and the Board of Directors of Purchaser and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at Law) and any implied covenant of good faith and fair dealing.
          (b) Other than in connection with or in compliance with (i) the provisions of the DGCL and (ii) the satisfaction of the HSR Condition as set forth in Annex I, (iii) the filing with the SEC of the Offer Documents and such reports under Sections 13 or 16 of the Exchange Act, as may be required in connection with this Agreement and the Transactions, (iv) compliance with the Nasdaq Marketplace Rules, (v) any notices, applications, authorizations or licenses required under the FDA Act or similar Laws of jurisdictions other than the United States, (vi) compliance with the “blue sky” laws of various states, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, in connection with the execution, delivery and performance of this Agreement by Parent or Purchaser or for the consummation by Parent or Purchaser of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals, permits, actions, notifications or filings that, if not obtained or made, would not have a Parent Material Adverse Effect.
          (c) The execution and delivery by Parent and Purchaser of this Agreement does not, the performance by Parent and Purchaser of this Agreement will not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof by Parent and Purchaser will not (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, Contract, instrument, permit, concession, franchise, right or license binding upon Parent or Purchaser or any of their Subsidiaries or result in the creation of any Lien upon any of the properties or assets of Parent or Purchaser or any of their Subsidiaries; (ii) conflict with or result in any violation of any provision of the certificate or articles of incorporation or bylaws or other equivalent organizational document of Parent or Purchaser or any of their Subsidiaries; or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), as would not have a Parent Material Adverse Effect.

     Section 4.3. Sufficient Funding.
          (a) Parent or Purchaser has or will have sufficient funds on hand to consummate the Transactions and to perform their respective obligations under this Agreement.
          (b) Prior to the date hereof, Parent has delivered to the Company true, complete and correct copies of executed commitment letters, as amended to date, including all attachments and annexes (exclusive of the fee letters associated therewith), from certain lenders (the “Financing Commitments”) committing such lenders to provide to Parent, the Company and existing or future Subsidiaries of Parent, as applicable, debt financing necessary to consummate the Offer and the Merger, subject to the terms and conditions set forth therein (the “Financing”). To Parent’s Knowledge, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Parent under the Financing Commitments. Parent has fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid. The Financing Commitments have not been amended, modified, withdrawn or terminated and are in full force, and there are no conditions to the funding of the full amount of the Financing to be funded at Closing other than as set forth in the Financing Commitments. Neither Parent nor Purchaser has made any drawing under the Financing Commitments, other than in connection with the Closing.
     Section 4.4. Ownership and Operations of Purchaser. The authorized capital stock of Purchaser consists of 1,000 shares of common stock, par value $0.01 per share, all of which are duly authorized, validly issued and outstanding. All of the issued and outstanding capital stock of Purchaser is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Purchaser has not conducted any business other than incident to its formation and pursuant to this Agreement, the Transactions and the financing of the Transactions.
     Section 4.5. Finders or Brokers. Except for Merrill Lynch, neither Parent nor any of its Subsidiaries has engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger based upon arrangements made by or on behalf of the Parent.
     Section 4.6. Ownership of Shares. Neither Parent nor Purchaser is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).
     Section 4.7. Information in the Offer Documents and the Schedule 14D-9. The information supplied by Parent or Purchaser expressly for inclusion in the Offer Documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 will comply as to form in all material respects with the provisions of Rule 14d-9 of the Exchange Act and any other applicable federal securities laws and will not when filed with the SEC or distributed or disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that Parent or Purchaser makes no representation or warranty with respect to statements made in the Schedule 14D-9 based on information furnished by the Company expressly for inclusion therein.
     Section 4.8. Investigations; Litigation. There are no (a) investigations or proceedings pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries or (b) actions, suits or proceedings pending against Parent or any of its Subsidiaries, or any of their respective properties before, and there are no orders, judgments or decrees of, any Governmental Entity against Parent or any of its Subsidiaries, in each case of clause (a) or (b), which have had or would have a Parent Material Adverse Effect. Neither the Parent nor any of its Subsidiaries or is subject to any orders that have had or would have, individually or in the aggregate, a Parent Material Adverse Effect.
     Section 4.9. Solvency. As of the Effective Time, assuming satisfaction of the conditions to Parent’s obligation to consummate the Merger as set forth herein, or the waiver of such conditions, and after giving effect to all of the transactions contemplated by this Agreement, and the payment of the aggregate Merger Consideration and the consideration in respect of the Company Stock Options under Section 2.4 and payment of all related fees and expenses, the Surviving Corporation will be Solvent. For purposes of this Section 4.9, the term “Solvent” with respect to any Person means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person exceeds, as of such date, (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the solvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured; (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged following such date; and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they become due and payable.
     Section 4.10. No Other Information. Parent and Purchaser acknowledge that the Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in Article III.
     Section 4.11. Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement, the Offer or the Merger or the transactions contemplated hereby. The affirmative vote or consent of Parent as the sole stockholder of Purchaser, which has occurred prior to the date hereof, is the only vote or consent of the holders of any class or series of capital stock of Purchaser necessary to approve this Agreement, the Offer or the Merger or the transactions contemplated hereby.

ARTICLE V
COVENANTS AND AGREEMENTS
     Section 5.1. Conduct of Business.
          (a) From and after the date hereof and prior to the Appointment Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be otherwise required by applicable Law; (ii) with the prior written consent of Parent, not to be unreasonably withheld or delayed; (iii) as expressly contemplated or permitted by this Agreement; or (iv) as disclosed in Section 5.1 of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, (A) conduct its business in all material respects in the ordinary course consistent with past practice and in material compliance with all applicable laws and regulations; (B) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and to retain the services of its key officers and key employees and (C) take no action that is intended to or that would reasonably be expected to materially adversely affect or materially delay the ability of any of the parties hereto from obtaining any necessary approvals of any regulatory agency or other Governmental Entity required for the transactions contemplated hereby, performing its covenants and agreements under this Agreement or consummating the transactions contemplated hereby or otherwise materially delay or prohibit consummation of the Merger or other transactions contemplated hereby; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this Section 5.1(a).
          (b) The Company agrees with Parent that from and after the date hereof and prior to the earlier to occur of the Appointment Time or the Termination Date, except as set forth in Section 5.1(b) of the Company Disclosure Letter or as otherwise contemplated or permitted by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (not to be unreasonably withheld or delayed):
          (i) adjust, split, combine or reclassify any capital stock or otherwise amend the terms of its capital stock;
          (ii) make, declare or pay any dividend (other than quarterly cash dividends as historically distributed by the Company consistent with past practice and amounts), or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire or encumber, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except in connection with cashless exercises or similar transactions pursuant to the exercise of stock options or other awards issued and outstanding as of the date hereof under the Company Stock Plans or permitted hereunder to be granted after the date hereof; provided, that this Section 5.1(b)(ii) shall not apply to intercompany dividends or distributions paid in cash in the ordinary course of business;

          (iii) issue, grant or award any right to acquire any shares of its capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of its capital stock, any other ownership interests or any voting securities (including stock appreciation rights, restricted or deferred stock units, phantom stock or similar instruments) of the Company or any of its Subsidiaries;
          (iv) issue any additional shares of capital stock except pursuant to the exercise of stock options or other awards outstanding on the date hereof issued under the Company Stock Plans and in accordance with the terms of such plans;
          (v) make any capital expenditures not contemplated by the capital expenditure budget having an aggregate value in excess of $6 million between the date hereof and the Closing, except as set forth in Section 5.1(b) of the Company Disclosure Letter;
          (vi) incur, assume, guarantee, or become obligated with respect to any debt, excluding intercompany debt, other than pursuant to the Company’s existing credit facilities or under short-term debt or overdraft facilities, in each case as in effect as of the date hereof or as replaced and renewed from time to time;
          (vii) except in the ordinary course of business consistent with past practice, enter into, renew, extend, materially amend or terminate any Company Material Contract or Contract which if entered into prior to the date hereof would be a Company Material Contract;
          (viii) except to the extent required by Law or as may be appropriate to comply with the requirements of Section 409A of the Code and the regulations thereunder or by the express terms of any Contracts in existence as of the date hereof or by the express terms of any Company Benefit Plans or by Company Foreign Plans or as disclosed in Section 5.1(b)(viii) of the Company Disclosure Letter, (A) increase the compensation (including increasing any bonus opportunities) or benefits of any of its directors, officers, consultants or, except in the ordinary course of business consistent with past practices, employees (other than increases not in excess of 15% of base salary granted to non-officer employees pursuant to performance reviews in the ordinary course of business); (B) pay or grant any pension, severance, termination or retirement benefits not required by any existing plan or agreement, except with respect to such benefits paid or provided to new hires of the Company in the ordinary course of business; or (C) establish, amend in any material respect, enter into or terminate any material Company Benefit Plan or Company Foreign Plan except as reasonably determined by the Company to be appropriate to comply with applicable Laws (including Section 409A of the Code and the regulations thereunder) or as may be provided to new hires of the Company consistent with past practice;
          (ix) waive, release, assign, settle or compromise any material claim, action or proceeding, other than in the ordinary course of business;

          (x) amend or waive any provision of its certificate of incorporation or its bylaws or other equivalent organizational documents;
          (xi) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied;
          (xii) implement or adopt any material change in its Tax or financial accounting principles, practices or methods, other than as required by GAAP, applicable Law or regulatory guidelines;
          (xiii) enter into any closing agreement with respect to material Taxes, settle or compromise any material liability for Taxes, make, revoke or change any material Tax election, agree to any adjustment of any material Tax attribute, file or surrender any claim for a material refund of Taxes, execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of material Taxes, file any material amended Tax Return or obtain any material Tax ruling, in each case other than in the ordinary course of business consistent with past practice, as required by applicable Law or would not have a Company Material Adverse Effect;
          (xiv) acquire (A) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof that are material, in the aggregate, to the Company and its Subsidiaries or (B) any assets that are material, in the aggregate, to the Company and its Subsidiaries, taken as a whole, except purchases of inventory, components or property, plant or equipment (including engineering development equipment) in the ordinary course of business consistent with past practice; provided, that, the actions listed on Section 5.1(b)(xiv) of the Company Disclosure Letter shall not be deemed to be prohibited by this Section 5.1(b); or
          (xv) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.1(b).
          (c) From and after the date hereof and prior to the Effective Time or the Termination Date, if any, and except (i) as may be otherwise required by applicable Law or (ii) as expressly contemplated or permitted by this Agreement, Parent and Purchaser shall take no action that is intended to or that would reasonably be expected to materially adversely affect or materially delay the ability of any of the parties hereto from obtaining any necessary approvals of any regulatory agency or other Governmental Entity required for the transactions contemplated hereby, performing its covenants and agreements under this Agreement or consummating the transactions contemplated hereby or otherwise materially delay or prohibit consummation of the Merger or other transactions contemplated hereby.

     Section 5.2. Investigation.
          (a) From the date hereof until the Effective Time and subject to the requirements and prohibitions of applicable Laws, the Company shall (i) provide to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to the offices, properties, books and records of the Company and its Subsidiaries; (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives (other than directors who are not employees) of the Company and its Subsidiaries to cooperate reasonably during normal business hours with Parent in its investigation of the Company and its Subsidiaries, except that nothing herein shall require the Company or any of its Subsidiaries to disclose any information that would reasonably be expected to cause a violation of any agreement to which the Company or any of its Subsidiaries is a party or would involve any sampling for Hazardous Substances without the Company’s prior consent, which shall not be unreasonably withheld, or would cause a risk of a loss of privilege to the Company or any of its Subsidiaries and, in all cases, will be at the expense of Parent. Any investigation pursuant to this Section 5.2(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. No information or knowledge obtained by Parent or Purchaser in any investigation pursuant to this Section 5.2(a) shall affect or be deemed to modify any representation or warranty made by the Company in Article III.
          (b) Parent hereby agrees that all information provided to it or its counsel, financial advisors, auditors and other authorized representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be “Evaluation Materials” as such term is used in and for all purposes of, and shall be treated in accordance with, the Confidentiality Agreement, dated as of November 9, 2007, between the Company and Parent (the “Confidentiality Agreement”) as if it had been provided prior to the date of this Agreement.
     Section 5.3. No Solicitation.
          (a) From the date of this Agreement until the Appointment Time or, if earlier, the valid termination of this Agreement in accordance with its terms, the Company shall not, shall cause all of the Subsidiaries and the Company’s and such Subsidiaries’ respective officers and directors not to, and shall not authorize or permit its non-officer employees, investment bankers, attorneys, accountants or other agents or representatives (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate, knowingly encourage or facilitate any inquiries or the making or submission of, or any inquiry, offer, proposal or indication of interest that would reasonably be expected to lead to, an Acquisition Proposal, (ii) participate or engage in any discussions or negotiations with, or disclose or provide any non-public information with respect to, any person (other than Parent and its Subsidiaries and Representatives) relating to an Acquisition Proposal, (iii) accept, approve, endorse or recommend an Acquisition Proposal or (iv) enter into any agreement, arrangement, undertaking, contract, commitment or understanding (including any agreement in principle or letter of intent or understanding) with respect to or contemplating an Acquisition Proposal or enter into any agreement, arrangement, undertaking, contract, commitment or understanding requiring the Company to abandon, terminate or fail to consummate the Transactions contemplated by this Agreement. The Company shall, and shall cause the Subsidiaries and the Company’s and such Subsidiaries’ respective Representatives to, immediately cease and terminate any existing solicitation, encouragement, activity, discussion or negotiation with any Third Party heretofore conducted by the Company, the Subsidiaries or their respective Representatives with respect to an Acquisition Proposal or Acquisition Transaction and request the prompt return or destruction of all confidential information previously furnished.
          (b) Notwithstanding the restrictions set forth in Section 5.3(a), if, at any time after the date hereof and prior to the Appointment Time, (i) the Company receives an unsolicited bona fide written Acquisition Proposal from a Third Party under circumstances in which the Company, its Subsidiaries and their Representatives have complied with the Company’s obligations under Section 5.3(a) and (ii) the Company Board of Directors determines in good faith (after consultation with its financial advisor and outside legal counsel) (such consultation with a financial advisor and outside legal counsel, “After Consultation”) that (A) such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal and (B) the failure to take the action in (1) or (2) below would be inconsistent with its fiduciary obligations to the Company’s stockholders under applicable law, the Company may, subject to compliance with Section 5.3(a), and after entering into a confidentiality agreement with the Third Party containing terms no less favorable to the Company than the terms of the Confidentiality Agreement (1) furnish information to such Third Party, with respect to the Company and Subsidiary, provided that all such information has been provided to Parent or is provide to Parent at the same time, or (2) participate in discussions or negotiations with such Third Party regarding such Acquisition Proposal (including by requesting that such Third Party amend the terms of such Acquisition Proposal so that it may be a Superior Proposal).
          (c) In addition to any prior notice obligations contained in Section 5.3(b), the Company shall as promptly as practicable (and in any event within twenty-four (24) hours) notify Parent orally or in writing of the receipt of any Acquisition Proposal or any request for non-public information or inquiry that the Company receives which relates to or would reasonably be expected to lead to an Acquisition Proposal, which notification shall include, (i) the material terms or conditions of such Acquisition Proposal, request or inquiry and (ii) the identity of the Person making such Acquisition Proposal, request or inquiry. The Company will keep Parent promptly informed of the status and details (including amendments and proposed amendments) of any such Acquisition Proposal, request or inquiry.
          (d) Nothing contained in this Agreement shall prohibit the Company from (i) issuing a “stop-look-and listen communication” pursuant to Rule 14d-9(f) or taking and disclosing to its stockholders a position as required by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or (ii) otherwise disclosing any information to its stockholders if the Company Board of Directors determines in good faith (After Consultation) that the failure to disclose such information would be inconsistent with its fiduciary obligations to the Company’s stockholders under applicable law; provided that each issuance or disclosure shall be subject to compliance with the requirements of Sections 5.3(a), (b), and (c) and any Company Change in Recommendation shall be subject to compliance with the requirements of Section 5.4(b).
          (e) The Company represents and warrants that it has not released or waived, and agrees that it shall not release or waive, any provision of any confidentiality, “standstill” or similar agreement to which the Company or any Subsidiary is a party. The Company will use its reasonable best efforts to enforce or cause to be enforced each such agreement at the request of Parent.
          (f) For purposes of this Agreement:
          (i) “Acquisition Proposal” means any inquiry, offer, proposal or indication of interest, whether or not in writing, as the case may be, by any Person that relates to an Acquisition Transaction;
          (ii) “Acquisition Transaction” means any transaction, other than the transactions contemplated by this Agreement, to acquire beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of (i) assets that constitute twenty percent (20%) or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or (ii) twenty percent (20%) or more (in number or voting power) of any class of equity securities or other capital stock of the Company or any of its Subsidiaries (if the securities or ownership interests acquired in such Subsidiaries represent an amount equal to or greater than twenty percent (20%) or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole), in any such case pursuant to any transaction or series of transactions, including without limitation (w) a merger, consolidation, share exchange, or other business combination (including without limitation any so-called merger-of-equals and whether or not the Company is the entity surviving any such transaction) involving the Company or any of its Subsidiaries, (x) sale, issuance, exchange, transfer or other disposition of shares of capital stock of the Company or any of its Subsidiaries, (y) sale, lease, license, exchange, transfer or other disposition of assets of the Company or any of its Subsidiaries or (z) tender offer, exchange offer or similar transaction with respect to either the Company or any of its Subsidiaries, including any single or multi-step transaction or series of related transactions, which is structured to permit such Third Party or another Third Party to acquire beneficial ownership of assets that constitute twenty percent (20%) or more of the assets of the Company and its Subsidiaries, taken as a whole, or twenty percent (20%) or more of the equity interest in either the Company or any of its Subsidiaries (if the securities or ownership interests acquired in such Subsidiaries represent an amount equal to or greater than twenty percent (20%) or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole); and
          (iii) “Superior Proposal” means any unsolicited Acquisition Proposal which if consummated would result in such person owning, directly or indirectly, greater than 50% of the shares then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in the merger) or greater than 50% of the assets of the Company, which the Company Board of Directors determines in good faith, After Consultation, taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the Acquisition Proposal and the Third Party making the Acquisition Proposal and any adjustment to the terms and conditions of this Agreement proposed by Parent in response to such Acquisition Proposal, would, if consummated in accordance with its terms, be more favorable from a financial point of view to the holders of Shares (in their capacity as such) than the transactions contemplated by this Agreement, including the Offer and the Merger (after taking into account any adjustment to the terms and conditions of this Agreement proposed by Parent in response to such Acquisition Proposal).
     Section 5.4. Board Recommendation.
          (a) Subject to Section 5.4(b), neither the Company Board of Directors nor any committee thereof shall withdraw, qualify, modify, change or amend in any manner adverse to Parent or Purchaser (including pursuant to the Schedule 14D-9 or any amendment thereto), the Company Recommendation or the approval by the Company Board of Directors of this Agreement and the transactions contemplated hereby, including the Offer and the Merger or make a public statement that is inconsistent with the Company Recommendation and adverse to Parent or Purchaser (a “Company Change in Recommendation”).
          (b) Notwithstanding anything to the contrary set forth in this Agreement, the Company Board of Directors may effect a Company Change in Recommendation at any time prior to the Appointment Time, if: (A) (i) the Company Board of Directors determines in good faith (After Consultation) that the failure to effect a Company Change in Recommendation would be inconsistent with its fiduciary obligations to the Company’s stockholders under applicable law or (ii) the Company Board of Directors has received an unsolicited Acquisition Proposal after the date hereof (that has not been withdrawn) that constitutes a Superior Proposal and the Company Board of Directors determines in good faith (After Consultation and after considering in good faith any counter-offer or proposal made by Parent during the four Business-Day period contemplated by clause (C) below), that the failure to effect a Company Change in Recommendation in light of such Superior Proposal would be inconsistent with its fiduciary obligations to the Company’s stockholders under applicable law; (B) at least four (4) Business Days prior to such Company Change in Recommendation, the Company shall have provided to Parent a written notice (a “Notice of Recommendation Change”) of its intention to make such Company Change in Recommendation (which notice shall not be deemed to be, in and of itself, a Company Change in Recommendation), which shall provide the reasons therefor, including the material terms and conditions of any Superior Proposal (it being understood that any material change to such terms and conditions of a Superior Proposal shall start a new four (4) Business Day period); (C) during the four Business-Day period following Parent’s receipt of a Notice of Recommendation Change, the Company shall have given Parent the opportunity to meet with the Company and its Representatives, and at Parent’s request, shall have negotiated in good faith regarding the terms of possible revisions to the terms of this Agreement in such a manner that the Acquisition Proposal which was determined to constitute a Superior Proposal no longer is a Superior Proposal; and (D) Parent shall not, within four (4) Business Days of Parent’s receipt of a Notice of Recommendation Change have made an offer that the Board of Directors of the Company determines in good faith, After Consultation, would cause the Acquisition Proposal to cease to constitute a Superior Proposal or that would cause such Company Change in Recommendation to cease to exist.
     Section 5.5. Employee Matters.
          (a) From and after the Effective Time, Parent shall honor all Company Benefit Plans and Company Foreign Plans and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time, provided that nothing herein shall limit the right of the Company or Parent from amending or terminating such plans, arrangements and agreements in accordance with their terms and applicable Law. For a period of one (1) year following the Effective Time, Parent shall provide, or shall cause to be provided, to each Person who is an employee of the Company and its Subsidiaries at the Effective Time (“Company Employees”) compensation and benefits (including without limitation paid time off and/or vacation benefits) that are no less favorable, in the aggregate, than the compensation and benefits provided to Company Employees immediately before the Effective Time. Notwithstanding any other provision of this Agreement to the contrary, (A) Parent shall or shall cause the Surviving Corporation to provide Company Employees whose employment terminates during the one (1) year period following the Effective Time with severance benefits that are at least equal to severance at the levels and pursuant to the terms of the Company’s severance plans and policies as in effect immediately prior to the Effective Time and (B) during such one (1) year period following the Effective Time, severance benefits offered to Company Employees shall be determined without taking into account any reduction after the Effective Time in compensation paid to Company Employees. Additionally, with respect to each former employee of the Company that is receiving or is entitled to receive severance or welfare benefits as of the Effective Time, the Parent shall or shall cause the Surviving Corporation to continue or provide such benefits at the levels and pursuant to the terms of the Company’s applicable severance or benefit plans and policies as in effect at the time of such former employee’s termination date.
          (b) For all purposes (including purposes of vesting, eligibility to participate, benefit accrual and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time as required pursuant to this Section 5.5 (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan (except with respect to any defined benefit plan in which such employee participated in prior to the Effective Time) or to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, to the extent permitted by such plans, (A) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such

New Plan is comparable to a Company Benefit Plan in which such Company Employee participated immediately before the consummation of the Merger (such plans, collectively, the “Old Plans”) and (B) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Current Employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such Current Employee participated immediately prior to the Effective Time and Parent shall cause any eligible expenses incurred by such Current Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Current Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Current Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
     Section 5.6. Efforts.
          (a) Subject to the provisions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take promptly, or to cause to be taken, all actions, and to do promptly, or to cause to be done, and to assist and to cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods, including the Company Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance, or waiver from, or to avoid an action or proceeding by, any Governmental Entity; (ii) the obtaining of all necessary consents, approvals or waivers from third parties; (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other transactions contemplated hereby; and (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated hereby; provided, however, that in no event shall the Company be required to pay prior to the Effective Time any fee, penalties or other consideration to any third party to obtain any consent or approval required for the consummation of the Merger under any Contract unless Parent agrees to reimburse the Company for such amounts if the Merger is terminated in accordance with the provisions of Section 7.1.
          (b) Subject to the provisions of this Agreement, the Company and Parent shall (i) promptly, but in no event later than ten (10) Business Days after the date hereof, file any and all Notification and Report Forms required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) with respect to the Transactions, with any related filing fee to be paid by Parent, and use reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act; (ii) use reasonable best efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any third parties or other

Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) timely making all such filings, with any related filing fee to be paid by Parent, and timely obtaining all such consents, permits, authorizations or approvals; (iii) supply to any Governmental Entity as promptly as practicable any additional information or documents that may be requested pursuant to any Regulatory Law or by such Governmental Entity; and (iv) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated hereby within 270 days of the date hereof. Each party shall cooperate with the other party to the extent necessary to assist the other party in the preparation of its filings and, if requested, to promptly amend or furnish additional information thereunder. Each party shall furnish to each other all information required for any filing, form, declaration, notification, registration and notice and to keep the other party reasonably informed with respect to the status of each clearance, approval or waiver sought from a Governmental Entity in connection with the transactions contemplated by this Agreement and the material communications between such party and such Governmental Entity. Such information and materials shall be given only to the outside legal counsel of the other and will not be disclosed by such outside counsel to employees, officers, or directors of their client unless express permission is obtained in advance from the disclosing party or its legal counsel. Each party shall consult with the other party, and consider in good faith the views of the other party, prior to entering into any agreement with any Governmental Entity. Parent shall have the right to determine and direct the strategy and process by which the parties will seek required approvals, provided, however, that Parent will consult with and consider in good faith the views of the Company in connection therewith. Without limiting the foregoing, such reasonable best efforts shall include, but are not limited to, taking all such further action as may be necessary to resolve such objections, if any, including the divestiture of any business or assets of the Company, the Parent, or both, without limitation, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other person may assert under Regulatory Law with respect to the Merger and the other transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, in connection with any filing or submission required or action to be taken by either Parent or the Company to consummate the Offer and the Merger, in no event shall Parent or any of its Subsidiaries or Affiliates be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture or accept any operational restriction or take or commit to take any action related to (i) the Company or its Subsidiaries (A) the effectiveness or consummation of which is not conditional on the consummation of the Merger or (B) that individually or in the aggregate is or would reasonably be expected to be materially adverse (either before or after giving effect to the Offer or the Merger) to the business of the Company and its subsidiaries (taken as a whole) (with materiality, for purposes of this provision, being measured in relation to size of the Company and its Subsidiaries taken as a whole) or (ii) Parent or its Subsidiaries (A) the effectiveness or consummation of which is not conditional on the consummation of the Merger or (B) that individually or in the aggregate is or would reasonably be expected to be materially adverse (either before or after giving effect to the Offer or the Merger) to the business of Parent and its subsidiaries (taken as a whole) (with materiality, for purposes of this provision, being measured in relation to size of the Company and its Subsidiaries taken as a whole, provided that an undertaking, condition, consent decree, divestiture, restriction or other action involving gross revenue of $37,500,000 or less per year, individually or in the aggregate, shall not, in and of itself, be deemed materially adverse, solely for this purpose) (a “Materially Burdensome Condition”); provided, however, that an undertaking, condition, consent decree, divestiture, restriction or other action related to the Company’s endoscopic vessel harvesting business (the “Company’s EVH Business”) shall not, in and of itself, be deemed a Materially Burdensome Condition. Any expenses incurred by the Company, Parent and Purchaser in connection with this Section 5.6(b) shall be borne by Parent and Purchaser.
          (c) Subject to applicable legal limitations and the instructions of any Governmental Entity, the Company and Parent shall keep each other apprised of the status of matters relating to the completion of the Merger and the other transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions. The Company and Parent shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity. Each of the Company and Parent agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.
          (d) Subject to and in furtherance and not in limitation of the covenants of the parties contained in this Section 5.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated by this Agreement as violative of any Regulatory Law, each of the Company and Parent shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or any other transactions contemplated hereby.
     Section 5.7. Public Announcements. The Company and Parent will consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange. Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company.
     Section 5.8. Indemnification and Insurance.
          (a) Parent and Purchaser agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time,

whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or bylaws or other organization documents and in any agreement set forth on Section 5.8 of the Company Disclosure Letter shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, the Surviving Corporation shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ certificate of incorporation and bylaws or similar organization documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries set forth on Section 5.8 of the Company Disclosure Letter with any of their respective current or former directors, officers or employees, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action (as hereinafter defined) pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.
          (b) From and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company).
          (c) Parent shall cause the Surviving Corporation to maintain the Company’s officers’ and directors’ liability insurance policies, in effect on the date of this Agreement (the “D&O Insurance”), for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions prior to the Effective Time; provided that (i) the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers and (ii) such substitution shall not result in gaps or lapses of coverage with respect to matters occurring prior to the Effective Time; provided, further, that in no event shall Parent or the Surviving Corporation be required to expend more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto; provided, further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent and the Surviving Corporation shall procure and maintain for such six-year period as much coverage as reasonably practicable for the Maximum Amount. Parent shall have the right to cause coverage to be extended under the D&O Insurance by obtaining a six-year “tail” policy on terms and conditions no less advantageous than the D&O Insurance, and such “tail” policy shall satisfy the provisions of this Section 6.9(c).
          (d) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificate of incorporation or bylaws or other organization documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification agreement or arrangement, the DGCL or otherwise. The provisions of this Section 5.8 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.
          (e) Following the Effective Time, in the event the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 5.8. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.8 is not prior to, or in substitution for, any such claims under any such policies.
     Section 5.9. Notification of Certain Matters. The parties hereto shall give prompt notice to each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any person alleging that the consent of such person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent; (b) any actions, suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby; and (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the Conditions to the Merger set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice.

     Section 5.10. Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time and (b) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
     Section 5.11. Certain Transfer Taxes. Any liability arising out of any real estate transfer Tax with respect to interests in real property owned directly or indirectly by the Company or any of its Subsidiaries immediately prior to the Merger, if applicable and due with respect to the Merger, shall be borne by the Surviving Corporation or Parent and expressly shall not be a liability of the stockholders of the Company.
     Section 5.12. Obligations of the Parties. Each of the parties to this Agreement shall use reasonable best efforts to perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Offer and the Merger, upon the terms and subject to the conditions set forth in this Agreement.
     Section 5.13. Takeover Laws. If any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover Laws of any Governmental Entity is or may become applicable to the Merger, the parties shall use their respective reasonable best efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Law on the Merger.
ARTICLE VI
CONDITIONS TO THE MERGER
     Section 6.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Purchaser and the Company, as the case may be, to the extent permitted by applicable law.
          (a) Stockholder Approval. This Agreement shall have been adopted by the holders of a majority of the then outstanding Shares at the Special Meeting (the “Stockholder Approval”) to the extent required by applicable Law.
          (b) Statutes; Court Orders. No statute, rule, regulation, judgment or order shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the Merger.

          (c) Purchase of Shares in Offer. Purchaser shall have accepted for payment and paid for, or caused to be accepted for payment and paid for, all Shares validly tendered and not withdrawn pursuant to the Offer.
ARTICLE VII
TERMINATION
     Section 7.1. Termination or Abandonment.
          (a) This Agreement may be terminated and the Transactions may be abandoned at any time before the Appointment Time:
          (i) by either Parent (by action duly authorized by the Parent Board of Directors, or an authorized committee thereof) or the Company (by action of the Company Board of Directors):
          (A) if there has been a breach by the other party of any representation, warranty, covenant or agreement set forth in this Agreement, which breach (1) in the case of the Company shall result in any condition or requirement set forth in Annex I not being satisfied, and (2) in the case of a breach by Parent or Purchaser, shall have had or is reasonably like to have, individually or in the aggregate, a material adverse effect upon Parent or Purchaser’s ability to consummate the Offer or Merger (and in each case such breach is not reasonably capable of being cured or such condition is not reasonably capable of being satisfied within fifteen (15) Business Days after the receipt of notice thereof by the defaulting party from the non-defaulting party, it being understood and agreed that this Agreement may not be terminated pursuant to this Section 7.1(a)(i)(A) during, or following, such period of fifteen (15) Business Days if such breach is cured during such period); provided, however, that the right to terminate this Agreement is not available to the non-breaching party if the other party is at that time in material breach of this Agreement;
          (B) if Purchaser shall not have accepted for payment and paid for all Shares tendered pursuant to the Offer in accordance with the terms thereof on or before the Initial Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(a)(i)(B) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, Purchaser’s failure to accept for payment and pay for all Shares tendered pursuant to the Offer prior to the Initial Outside Date;
          (C) if the Offer shall have expired or been terminated in accordance with the terms of this Agreement without Parent or Purchaser having accepted for purchase any Shares pursuant to the Offer other than due to a breach of this Agreement by the terminating party; or

          (ii) by Parent, if (A) the Company Board of Directors or any committee thereof shall have effected a Company Change in Recommendation (whether or not in compliance with Section 5.4), (B) the Company Board of Directors or any committee thereof shall have approved or recommended any Superior Proposal, (C) the Company or any Company Subsidiary shall have entered into any agreement (other than a confidentiality agreement as contemplated by Section 5.3(b)), including any letter of intent, with respect to any Acquisition Proposal, (D) the Company shall have failed to include the Company Recommendation in the Schedule 14D-9 or refused to permit Parent and Purchaser to include the Company Recommendation in the Offer Documents, (E) the Company Board of Directors shall have failed to reconfirm the Company Recommendations or its approval of this Agreement, the Offer, the Merger or any other Transaction promptly, and in any event within five (5) Business Days following Parent’s request to do so or (F) the Company Board of Directors or any committee thereof shall have resolved to take any action described in the preceding clauses (A) through (E);
          (iii) by the Company, immediately prior to entering into a definitive agreement with respect to a Superior Proposal, provided that (A) the Company received such Superior Proposal other than as a result of a breach of or violation of the terms of Section 5.3 hereof, (B) the Company has not breached or violated the terms of Section 5.3 or 5.4 hereof in connection with such Superior Proposal, (C) subject to the terms of this Agreement, the Company Board of Directors has effected a Company Change in Recommendation in response to such Superior Proposal pursuant to and in compliance with Section 5.4(c) and authorized the Company to enter into such definitive agreement for such Superior Proposal (which authorization may be subject to termination of this Agreement), (D) immediately prior to the termination of this Agreement, the Company pays to Parent the Termination Fee payable pursuant to Section 7.2(b) hereof, and (E) immediately following the termination of this Agreement, the Company enters into such definitive agreement to effect such Superior Proposal; or
          (iv) by the Parent, if the Company or any of its Representatives, shall have intentionally or willfully breached Section 5.3.
          (b) This Agreement may be terminated and the Transactions may be abandoned at any time before the Effective Time, whether before or after stockholder approval thereof:
          (i) by either Parent or the Company, if a court of competent jurisdiction or other Governmental Entity shall have issued a final, non-appealable order, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the Transactions; or
          (ii) by mutual written consent of Parent and the Company duly authorized by the Company Board of Directors and the Board of Directors of Parent (the “Parent Board of Directors”), or authorized committee thereof.

     Section 7.2. Effect of Termination.
          (a) General. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Purchaser or the Company, except (i) as set forth in Section 5.8, this Section 7.2 and Article VIII and (ii) nothing herein shall relieve any party from liability for any breach of this Agreement.
          (b) Termination Fee.
          (i) If the Company terminates this Agreement pursuant to Section 7.1(a)(iii) or if the Parent terminates this Agreement pursuant to Section 7.1(a)(ii) or 7.1(a)(iv), prior to and as a condition to the effectiveness of such termination, the Company shall pay to Parent a termination fee of $30 million (the “Termination Fee”).
          (ii) If (A) an Acquisition Proposal shall have been made to the Company or directly to its stockholders or shall have otherwise become publicly known or announced (whether or not conditional) and (B) the Agreement is thereafter terminated (I) by Parent pursuant to Section 7.1(a)(i)(A), or (II) by the Parent or the Company pursuant to Section 7.1(a)(i)(B), or (III) by the Company or the Parent pursuant to Section 7.1(a)(i)(C) and (C) concurrently or within twelve (12) months after such termination, the Company enters into a definitive Contract to consummate or consummates transactions contemplated by any Acquisition Proposal (regardless of whether made before or after termination of this Agreement), then the Company shall pay Parent the Termination Fee by wire transfer of same-day funds on the earlier of the date the Company enters into such Contract or consummates such Takeover Proposal. For purposes of this Section 7.2(b)(ii), all references to “twenty percent (20%)” in the definitive of Acquisition Transaction shall be deemed to refer to fifty percent (50%).
          (iii) If the event that (A) the Company terminates this Agreement pursuant to Section 7.1(a)(i)(B) and (B) at the time of such termination all conditions to the consummation of the Offer are satisfied or waived except for the conditions set forth in Paragraphs (b), (c) or (d) of Annex I and (C)(I) in the case of such Paragraph (b) the reason any waiting period has not expired relates solely to the Company’s EVH Business or (II) in the case of Paragraphs (c) or (d) the suit, action, proceeding statute, rule, regulation, judgment, order or injunction is related solely to the Company’s EVH Business, the Parent shall pay to the Company a termination fee of $30,000,000 (the “HSR Termination Fee”) provided, however, the Company shall not be entitled to the HSR Termination Fee if, prior to or at the time of the termination, Parent is entitled to terminate this Agreement for any reason (excluding any cure or notice provisions) or the Company is in breach of its obligations set forth in Section 5.6 with respect to the HSR Act.
          (c) The Termination Fee and the HSR Termination Fee shall be paid by wire transfer of same-day funds. For the avoidance of doubt, in no event shall the Company or Parent be obligated to pay the Termination Fee or the HSR Termination Fee, as applicable, on more than one occasion. Except to the extent required by applicable law, the parties shall not withhold any withholding taxes on any payment under this Section 7.2.
          (d) Subject to Section 8.5, the payment of the Termination Fee provided under this Section 7.2 is the sole and exclusive remedy available to Parent and Purchaser against the Company with respect to this Agreement and the transactions contemplated hereby. Subject to Section 8.5, the payment of the HSR Termination Fee provided under this Section 7.2 is the sole and exclusive remedy available to the Company against Purchaser and Parent with respect to this Agreement and the transactions contemplated hereby, except for any willful or intentional breach of this Agreement unrelated to the set of circumstances described in Section 7.2(b)(iii). The Company and Parent acknowledge and agree that, without the agreements contained in this Section 7.2, the parties would not enter into this Agreement. Accordingly, if the Company fails promptly to pay the amount due pursuant to Section 7.2(b), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Termination Fee, the Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee and/or expenses, as the case may be, from the date such payment was required to be made until the date of payment at the prime rate in effect on the date such payment was required to be made. If the Company fails promptly to pay the amount due pursuant to Section 7.2(b), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Termination Fee, the Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee and/or expenses, as the case may be, from the date such payment was required to be made until the date of payment at the prime rate in effect on the date such payment was required to be made. If Parent fails promptly to pay the amount due pursuant to Section 7.2(b), and, in order to obtain such payment, the Company commences a suit that results in a judgment against the Parent for the HSR Termination Fee, the Parent shall pay to the Company its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the HSR Termination Fee and/or expenses, as the case may be, from the date such payment was required to be made until the date of payment at the prime rate in effect on the date such payment was required to be made.
ARTICLE VIII
MISCELLANEOUS
     Section 8.1. No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the occurrence of the Merger.
     Section 8.2. Expenses. Except as set forth in Section 5.6(b) and 7.2(b), all costs and expenses incurred in connection with this Agreement and the Transaction shall be paid by the party incurring or required to incur such expenses.
     Section 8.3. Counterparts; Effectiveness. This Agreement may be executed and delivered in one or more counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by fax or otherwise) to the other parties.
     Section 8.4. Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to conflicts of laws principles that would result in the application of the law of any other state.
     Section 8.5. Jurisdiction; Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that prior to the termination of this Agreement in accordance with Article VII the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware, this being in addition to any other remedy which they are entitled at Law or in equity. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in any federal or state court located in the State of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.5; (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject mater hereof, may not be enforced in or by such courts.
     Section 8.6. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     Section 8.7. Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:
To Parent or Purchaser:
Getinge AB
Ekebergsvagen 26
Getinge, SE — 31044
Attention: Johan Malmquist, CEO
Fax: 46 (0) 350 584 71
with copies to:
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, GA 30319
Attention: Steve Pottle
Fax: (404) 881-7777
To the Company:
Datascope Corp.
14 Phillips Parkway
Montvale, NJ 07645
Attention: Lawrence Saper
Fax: (201) 307-5458
with a copy to:
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Attention: Martin Nussbaum
Fax: (212) 698-0496
or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

     Section 8.8. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, except that Purchaser may assign, in its sole discretion, any of or all of its rights, interest and obligations under this Agreement to Parent or to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Purchaser of its obligations hereunder.
     Section 8.9. Severability. Any term or provision of this Agreement that is invalid or unenforceable shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon any such determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
     Section 8.10. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits hereto) and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements and understandings between the parties with respect to the subject matter hereof and thereof and, except as set forth in Section 5.8, is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder.
     Section 8.11. Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company (approved by the Board of Directors), Parent and Purchaser, or in the case of a waiver, by the party against whom the waiver is to be effective (and, in the case of the Company, as approved by the Board of Directors); provided, however, that after the adoption of this Agreement by the stockholders of the Company if any such amendment or waiver shall by applicable Law or in accordance with the Nasdaq Marketplace Rules require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.
     Section 8.12. Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.
     Section 8.13. Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the words “the transactions contemplated hereby” or similar words or phrases appear, such words or phrases shall be deemed to be followed by the words “(but not including Parent or Purchaser’s

Financing or any other arrangements, agreements or understandings to which the Company is not a party).” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be deemed to mean “and/or.” Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.
     Section 8.14. No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the corporate entities that are expressly identified as parties hereto.
     Section 8.15. Determinations by the Company. Whenever a determination, decision or approval by the Company is called for in this Agreement, such determination, decision or approval must be authorized by the Company’s Board of Directors.
     Section 8.16. Certain Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein:
          (a) “Affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly or as trustee or executed, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership as trustee or executor by contract or otherwise.
          (b) “Business Day” shall mean any day on which the principal offices of the SEC in Washington, DC are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by law to close in New York, NY.
          (c) “Company Foreign Plan” means each material plan, program or contract that is subject to or governed by the laws of any jurisdiction other than the United States, and which would have been treated as a Company Benefit Plan had it been a United States plan, program or contract.
          (d) “Company Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that (i) has or would be reasonably likely to have a material adverse effect on the assets, business, results of operations or financial condition of the Company and its

Subsidiaries taken as a whole or (ii) that would be reasonably likely to prevent or materially delay or materially impair the ability of the Company to consummate the Merger or the other transactions contemplated hereby; provided, however, that none of the following shall be deemed either alone or in combination with any of the following to constitute a Company Material Adverse Effect:
          (i) any changes in, or conditions, events or occurrences that result in a change to, the industry in which the Company operates or conducts its business, the United States economy or capital, financial or securities markets generally (including effects on such industries, economy or markets resulting from any regulatory or political conditions or developments, any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof), except those changes that are specifically related to, or that have a materially disproportionate effect upon, the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated companies;
          (ii) any changes resulting from or arising out of actions taken pursuant (and/or required by) this Agreement or at the request of Parent, or the failure to take any actions due to restrictions set forth in this Agreement;
          (iii) any changes in the price or trading volume of the Company’s stock on NASDAQ (but excluding any fact, circumstance, event, change, effect or occurrence that caused or contributed to such change in market price or trading volume);
          (iv) any adverse effect resulting from any change in GAAP or any applicable United States or foreign, federal, state or local laws, statutes, ordinances, rules, regulations or agency requirements of any Governmental Entity, or regulatory requirements, in each case, proposed, adopted or enacted after the date hereof, or the interpretation or enforcement thereof;
          (v) any changes, developments, events, effects, conditions, occurrences, actions or omissions (including the loss or departure of employees or any termination, reduction, loss, or similar negative development in the Company’s relationship with its customers, suppliers, vendors or other business partners or employees or any cancellation of or delay in customer orders), in each case resulting from the announcement or pendency of this Agreement, the Offer or the Merger or the proposal thereof;
          (vi) the failure of the Company to meet internal or analysts’ expectations or projections (but excluding any fact, circumstance, event, change, effect or occurrence that caused or contributed to such failure to meet internal or analysts’ expectations or projections); and
          (vii) any legal proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company), or otherwise under the DGCL, arising out of or related to this Agreement and any of the transactions contemplated hereby.

          (e) “Company Stock Plans” means the Datascope Corp. 2005 Equity Incentive Plan, Datascope Corp. Amended and Restated 1995 Stock Option Plan, Datascope Corp. 1981 Stock Option Plan and Datascope Corp. Amended and Restated Compensation Plan for Non-Employee Directors.
          (f) “Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations, whether written or oral.
          (g) “Employment Compensation Arrangement” means an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act.
          (h) “Environmental Law” means any applicable Law protecting the quality of the ambient air, soil, surface water or groundwater, in effect as of the date of this Agreement.
          (i) “Environmental Permit” means any federal, state, local, provincial, or foreign permits, licenses, approvals, consents or authorizations required or issued by any Governmental Entity under or in connection with any Environmental Law, including without limitation, any and all orders, consent orders or binding agreements issued by or entered into with a Governmental Entity under any applicable Environmental Law.
          (j) “ERISA Affiliate” means any entity that is considered a single employer with the Company under Section 414 of the Code.
          (k) “Hazardous Substance” means any hazardous, acutely hazardous or toxic substance or waste, pollutant or contaminant defined and regulated as such under Environmental Law, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the Resource Conservation and Recovery Act, as amended.
          (l) “Intellectual Property Rights” means any and all intellectual property rights and other similar proprietary rights in any jurisdiction, whether registered or unregistered, whether owned or held for use under license, including all rights and interests pertaining to or deriving from any patents or patent applications, trademarks, trade names, service marks, logos, or works of authorship, including in each case any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any governmental authority in any jurisdiction.
          (m) “Knowledge” means (i) with respect to Parent, the actual knowledge of the individuals listed on Section 8.16(m) of the Parent Disclosure Letter and (ii) with respect to the Company, the actual knowledge of the individuals listed on Section 8.16(m) of the Company Disclosure Letter.
          (n) “NASDAQ” means the Nasdaq Global Select Market.

          (o) “orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.
          (p) “person” or “Person” shall mean an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or any other entity or group (as such term is used in Section 13 of the Exchange Act).
          (q) “Permitted Liens” means (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade Contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (c) all covenants, conditions, restrictions, easements, charges, rights-of-way, other encumbrances on title and similar matters of record set forth in any state, local or municipal franchise of the Sellers, (d) encumbrances on title arising by operation of any applicable United States federal, state or foreign securities Laws, (e) encumbrances on title arising from the material Contracts and (f) all other encumbrances that would not, individually, have a Company Material Adverse Effect or that do not materially affect the continued use of the property for the purposes for which the property is currently being used.
          (r) “Regulatory Law” means any and all state, federal and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws requiring notice to, filings with, or the consent, clearance or approval of, any Governmental Entity, or that otherwise may cause any restriction, in connection with the Merger and the transactions contemplated thereby.
          (s) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of a Hazardous Substance.
          (t) “Rights Agreement” means the Rights Agreement, dated as of May 22, 1991, between the Company and Continental Stock Transfer & Trust Company, as amended by the First Amendment to Rights Agreement, dated as of May 24, 2000, between the Company and Continental Stock Transfer & Trust Company.
          (u) “Subsidiary” or “Subsidiaries” of any party shall mean any corporation, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

GETINGE AB
By:
Name:
Title:

DAVINCI MERGER SUB, INC.
By:
Name:
Title:

DATASCOPE CORP.
By:
Name:
Title:

[Signature Page to Agreement and Plan of Merger]

ANNEX I
          Notwithstanding any other provisions of the Offer, but subject to the terms and conditions set forth in the Merger Agreement, and in addition to (and not in limitation of) Purchaser’s rights and obligations to extend or amend the Offer in accordance with the provisions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, Purchaser shall not be required to accept for payment or pay for, and may delay the acceptance for payment of or, subject to the restrictions referred to above, the payment for, any validly tendered Shares if:
          (a) shares have not been tendered in the Offer such that, assuming consummation of the Offer, Parent and Purchaser would not own in the aggregate at least a majority of the Company’s then fully diluted Shares (for the sake of clarity, assuming the exercise of any outstanding warrants and further assuming the grant and exercise of all options available for grant under the Company’s equity incentive plans) (the “Minimum Condition”);
          (b) any waiting period under the HSR Act or any similar foreign competition laws applicable to the transactions contemplated by the Merger Agreement has not expired or terminated prior to the termination or expiration of the Offer at or prior to any then scheduled Expiration Date (the “HSR Condition”);
          (c) there shall be pending any suit, action or proceeding by any Governmental Entity of competent jurisdiction against Parent, Purchaser, the Company or any Subsidiary (i) challenging the acquisition by Purchaser (or Parent on Purchaser’s behalf) of any Shares pursuant to the Offer or seeking to restrain or prohibit the making or consummation of the Offer or the Merger, (ii) seeking to impose material limitations on the ability of Purchaser (or Parent on Purchaser’s behalf), or render Purchaser (or Parent on Purchaser’s behalf) unable, to accept for payment, pay for or purchase any or all of the Shares pursuant to the Offer or the Merger or (iii) which otherwise would impose a Materially Burdensome Condition;
          (d) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a Government Entity to the Offer, the Merger or any other transaction contemplated by the Merger Agreement, or any other action shall be taken by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under HSR Act or similar waiting periods with respect to the any similar foreign competition laws or regulation, that (x) is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (a), (b) or (c) above, or (y) has the effect of making such transactions illegal or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Merger Agreement;
          (e) there shall have occurred (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory) or (ii) any limitation or proposed limitation (whether or not mandatory) by any foreign or United States governmental authority or agency that has a material adverse effect generally on the extension of credit by banks or other financial institutions;

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          (f) any representation or warranty of the Company contained in Section 3.2 or 3.3 of this Agreement shall not be true and correct (except for any de minimis inaccuracy with regard to Section 3.2), (B) any other representation and warranty of the Company set forth in this Agreement that is qualified by reference to a Company Material Adverse Effect shall not be true and correct as of the date of this Agreement and as of such time, except to the extent such representation and warranty expressly relates to an earlier time (in which case on and as of such earlier time) or (C) any other representation and warranty of the Company set forth in this Agreement that is not so qualified shall not be true and correct as of the date of this Agreement and as of such time, except to the extent such representation and warranty expressly relates to an earlier time (in which case on and as of such earlier time), other than in the case of clause (C) for such failures to be true and correct that, individually or in the aggregate, have not had and would reasonably be expected to have a Company Material Adverse Effect; provided that for purposes of determining the satisfaction of clause (C) of this condition, the representations and warranties of the Company that are not qualified by reference to a Company Material Adverse Effect shall be deemed not qualified by any references therein to materiality generally;
          (g) since the date of the Merger Agreement, any fact(s), change(s), event(s), development(s) or circumstance(s) have occurred, arisen or come into existence or become known to the Company, Parent or Purchaser, which is continuing and which has had or would have a Company Material Adverse Effect;
          (h) the Company shall have breached or failed, in any material respect, to perform or to comply with any agreement or covenant to be performed or complied with by it under the Merger Agreement prior to the expiration of the Offer (or, in the case of Section 5.10 hereof, shall have intentionally breached or failed in any material respect to perform or comply with such Section 5.10) and such breach or failure shall not have been cured;
          (i) Purchaser shall have failed to receive a certificate of the Company, executed by the Chief Executive Officer and the Chief Financial Officer of the Company, dated as of the scheduled Expiration Date, to the effect that the conditions set forth in paragraphs (g) and (h) of this Annex I have not occurred; or
          (j) the Merger Agreement shall have been terminated in accordance with its terms.
          The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Parent or Purchaser in whole or in part at any time and from time to time and in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Merger Agreement. The foregoing conditions shall be in addition to, and not a limitation of the rights of Parent and Purchaser to extend, terminate and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. Any reference in this Annex I or in the Merger Agreement to a condition or requirement being satisfied shall be deemed met if such condition or requirements is so waived. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

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          Capitalized terms used in this Annex I shall have the meanings set forth in the Agreement to which it is annexed, except that the term “Merger Agreement” shall be deemed to refer to the Agreement to which this Annex I is annexed.

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